CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2011 AND 2010

(Expressed in Canadian Dollars, unless otherwise stated)

Management’s Report on Internal Control over Financial Reporting

The management of Great Basin Gold Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting. The United States Securities and Exchange Act of 1934 Rule 13a-15(f) and 15d-15(f) define this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, the Company’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based upon this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2011 has been audited by PricewaterhouseCoopers Inc., our independent auditors, as stated in their report which appears herein.

/s/ Ferdinand Dippenaar	/s/ Lourens A. van Vuuren
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 30, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Great Basin Gold Ltd.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flows present fairly, in all material respects, the financial position of Great Basin Gold Ltd. and its subsidiaries at December 31, 2011, December 31, 2010 and January 1, 2010, and the results of their operations and their cash flows for the two years ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on these financial statements and on the Company's internal control over financial reporting based on our audit (which was an integrated audit in 2011). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

PricewaterhouseCoopers Inc, 2 Eglin Road, Sunninghill 2157, Private Bag X36, Sunninghill 2157, South Africa T: +27 (11) 797 4000, F: +27 (11) 797 5800, www.pwc.co.za

Executive: S P Kana (Chief Executive Officer) T P Blandin de Chalain D J Fölscher P J Mothibe S Subramoney F Tonelli
Resident Director in Charge: E R Mackeown
The Company's principal place of business is at 2 Eglin Road, Sunninghill where a list of directors' names is available for inspection.
Reg. no. 1998/012055/21, VAT reg.no. 4950174682

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers Inc.

Johannesburg, Republic of South Africa

 March 30, 2012

GREAT BASIN GOLD LTD.
Consolidated Statements of Loss
For the years ended December 31, 2011 and 2010
Expressed in thousands of Canadian dollars, except per share data

	Note	2011	2010
		$ '000	$ '000

Revenue	25	170,324	99,706

Cost of operations
Production cost		(101,543)	(65,683)
Depletion charge		(5,553)	(6,673)
Depreciation charge		(12,679)	(3,427)

Expenses
Exploration expenses		(9,616)	(10,450)
Pre-development expenses		(17,703)	(13,397)
Corporate and administrative cost		(7,950)	(7,630)
Environmental impact study		(2,232)	(2,580)
Foreign exchange gain - net		2,079	4,641
Salaries and compensation
Salaries and wages		(8,701)	(7,528)
Share based payments expense	18 (b)	(4,912)	(4,887)
Profit (loss) from operating activities		1,514	(17,908)
Interest expense	20 (a)	(24,614)	(64)
Interest income	20 (b)	1,562	1,827
Net interest (expense) income	20 (c)	(23,052)	1,763
Loss from operating activities after net interest		(21,538)	(16,145)
Impairment of loan due from related party	10	(13,680)	–
Loss on derivative instruments - net	21	(30,096)	(9,958)
Loss before income taxes		(65,314)	(26,103)
Income tax recovery (expense)	22 (a)	47,577	(1,038)
Net loss for the year		(17,737)	(27,141)

Basic and diluted loss per share		(0.04)	(0.08)

Weighted average number of common shares outstanding (thousands)		459,099	358,711

The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2011 and 2010
Expressed in thousands of Canadian dollars
		2011	2010
	Note	$ '000	$ '000

Net loss for the year		(17,737)	(27,141)

Other comprehensive loss
Changes in fair value of financial instruments	8	–	603
Realized gain on available-for-sale financial instruments upon transfer	8	–	(1,530)
Cumulative translation adjustment	18 (e)	(100,159)	26,395
Other comprehensive (loss) income for the year		(100,159)	25,468

Comprehensive loss for the year		(117,896)	(1,673)

The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Financial Position
Expressed in thousands of Canadian dollars
		December 31	December 31	January 1
	Note	2011	2010	2010
		$ '000	$ '000	$ '000
Assets
Current assets
Cash and cash equivalents	5	25,749	12,855	89,464
Trade and other receivables	6	14,060	9,340	5,053
Inventories	7	19,694	11,560	26,312
Available-for-sale financial assets	8	–	–	4,961
Financial assets at fair value through profit or loss	9	–	–	207
Other current assets		2,404	1,283	865
		61,907	35,038	126,862
Non-current assets
Inventories	7	7,998	6,880	–
Loan due from related party	10	3,784	13,372	–
Property, plant and equipment	11	720,213	695,374	359,281
Restricted cash	12	–	–	2,439
Other assets	13	5,327	4,719	4,590
Deferred income tax assets	22 (b)	51,081	–	–
Total assets		850,310	755,383	493,172

Liabilities
Current liabilities
Trade and other payables	14	56,038	61,731	29,206
Current portion of long term debt	15	20,371	53,516	43,768
Current portion of other liabilities	16	3,050	278	–
		79,459	115,525	72,974
Non-current liabilities
Long term debt	15	262,075	156,062	86,948
Other liabilities	16	31,197	12,419	–
Site reclamation obligations	17	6,011	5,660	3,990
Total liabilities		378,742	289,666	163,912

Equity
Share capital	18 (a)	833,643	709,449	567,596
Warrants	18 (c)	-	6,108	13,104
Contributed surplus	18 (d)	83,337	77,676	74,403
Accumulated other comprehensive (loss) income	18 (e)	(73,764)	26,395	927
Deficit		(371,648)	(353,911)	(326,770)
Total equity		471,568	465,717	329,260

Total liabilities and equity		850,310	755,383	493,172

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2011 and 2010
Expressed in thousands of Canadian dollars
				Accumulated
				other
			Contributed	comprehensive
	Share capital	Warrants	surplus	income (loss)	Deficit	Total
	(note 18(a))	(note 18(c))	(note 18(d))	(note 18(e))
	$'000	$'000	$'000	$'000	$'000	$'000

Balance - January 1, 2010	567,596	13,104	74,403	927	(326,770)	329,260
Net loss for the year	-	-	-	-	(27,141)	(27,141)
Other comprehensive income	-	-	-	25,468	-	25,468
Comprehensive income (loss) for the year	-	-	-	25,468	(27,141)	(1,673)
Employee share options
Value of services recognized (note 18(b))	-	-	7,469	-	-	7,469
Proceeds on issuing shares	14,308	-	(5,212)	-	-	9,096
Warrants
Proceeds on issuing shares (note 18(c)(i) and 18(c)(iii))	100,290	(5,811)	-	-	-	94,479
Fair value of share purchase warrants expired (note 18(c)(ii))	-	(1,185)	1,185	-	-	-
Deferred income tax on expired share purchase warrants	-	-	(169)	-	-	(169)
Shares issued for settlement of senior secured notes (note 15(c))	8,012	-	-	-	-	8,012
Shares issued for mineral properties	19,243	-	-	-	-	19,243
Balance - December 31, 2010	709,449	6,108	77,676	26,395	(353,911)	465,717

Balance - January 1, 2011	709,449	6,108	77,676	26,395	(353,911)	465,717
Net loss for the year	-	-	-	-	(17,737)	(17,737)
Other comprehensive loss	-	-	-	(100,159)	-	(100,159)
Comprehensive loss for the year	-	-	-	(100,159)	(17,737)	(117,896)
Employee share options
Value of services recognized (note 18(b))	-	-	8,407	-	-	8,407
Proceeds on issuing shares	7,463	-	(2,794)	-	-	4,669
Warrants
Proceeds on issuing shares (note 18(a)(ii) and 18(c)(i))	35,393	(6,053)	-	-	-	29,340
Fair value of share purchase warrants expired (note 18(c)(i))	-	(55)	55	-	-	-
Deferred income tax on expired share purchase warrants	-	-	(7)	-	-	(7)
Proceeds on issuance of shares in public offering (net of transaction costs) (note 18(a)(i))	81,175	-	-	-	-	81,175
Other (note 18(a)(iii))	163	-	-	-	-	163

Balance - December 31, 2011	833,643	-	83,337	(73,764)	(371,648)	471,568

The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
For the years ended December 31, 2011 and 2010
Expressed in thousands of Canadian dollars
	2011	2010
	$ '000	$ '000
Operating activities
Loss for the year	(17,737)	(27,141)
Items not involving cash
Production non-cash charges	2,895	4,213
Depletion	5,553	6,673
Depreciation	13,356	226
Exploration non-cash charges	150	291
Pre-development non-cash charges	1,163	1,077
Share donation	163	–
Unrealized foreign exchange gain	(5,252)	(6,613)
Share based payments expense	4,912	4,887
Impairment of loan due from related party	13,680	–
Loss on derivative instruments - net	29,904	9,958
Deferred income tax recovery	(49,685)	(169)
Adjusted for
Interest expense	24,614	64
Interest income	(1,562)	(1,827)
Changes in non-cash operating working capital
Trade and other receivables	(5,442)	(5,200)
Other current assets	(1,201)	(408)
Inventories	(9,094)	6,812
Trade and other payables	17,773	4,432
Net cash generated from (utilized by) operating activities	24,190	(2,725)

Investing activities
Advance to related party	(4,506)	(1,072)
Net proceeds on sale of financial instruments	–	3,527
Purchase of property, plant and equipment	(159,114)	(229,529)
Additions to restricted cash	–	(6,204)
Interest income	562	1,600
Reclamation deposits	(847)	(62)
Net cash utilized by investing activities	(163,905)	(231,740)

Financing activities
Common shares and warrants issued for cash, net of issue costs	115,184	103,500
Proceeds on issuance of debt	135,321	72,478
Repayment of debt	(80,214)	(6,811)
Interest expense	(19,148)	(10,513)
Net cash generated from financing activities	151,143	158,654

Increase (decrease) in cash and cash equivalents	11,428	(75,811)
Cash and cash equivalents, beginning of year	12,855	89,464
Foreign exchange movement on cash and cash equivalents	1,466	(798)

Cash and cash equivalents, end of year	25,749	12,855

Refer note 23 of the notes to the consolidated financial statements for supplementary information to the cash flow statement. The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

1.	Nature of operations

Great Basin Gold Ltd. is incorporated under the laws of the Province of British Columbia and its registered address is 1108-1030 West Georgia Street, Vancouver BC, Canada. Great Basin Gold Ltd., including its subsidiaries (“Great Basin” or “the Company”), is a mineral exploration and development company with two operating assets, both in the production build-up phase, the Hollister Project on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Goldfields in South Africa. Over and above further exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

2.	Basis of preparation and adoption of IFRS

The Company prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

The consolidated financial statements have been prepared in compliance with IFRS as issued by the IASB. Subject to certain transition elections and exceptions disclosed in note 29, the Company has consistently applied the accounting policies used in the preparation of its opening IFRS statement of financial position at January 1, 2010 throughout all periods presented, as if these policies had always been in effect. Note 29 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

These financial statements consolidate the accounts of the Company and its subsidiaries which the Company controls by having the power to govern the financial and operating policies. Subsidiaries are all entities, including special purpose entities, over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are de-consolidated from the date that control ceases. Intercompany transactions, balances, income and expenses, and income and losses are eliminated.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

2.	Basis of preparation and adoption of IFRS (continued)

Accounting standards and amendments issued but not yet adopted

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.

Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Additional reporting and disclosure requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit or loss are generally recorded in other comprehensive income. The amendment is effective for annual periods beginning on or after January 1, 2015 with earlier application permitted.

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

IFRS 11, Joint Arrangements, requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

2.	Basis of preparation and adoption of IFRS (continued)

Accounting standards and amendments issued but not yet adopted (continued)

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

There have been amendments to existing standards, including IAS 27, Separate Financial Statements and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity may create two types of benefit: i) inventory produced and ii) improved access to ore. Stripping costs associated with the former should be accounted for as a current production cost in accordance with IAS 2, Inventories. The latter should be accounted for as an addition to, or enhancement of, an existing asset.

IFRS 7, Financial Instruments: Disclosures (“IFRS 7”), has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, with earlier application permitted.

IFRS 7 was further amended to require additional disclosure on the transition from IAS 39 to IFRS 9. This additional disclosure is only required when an entity adopts IFRS 9 for financial periods beginning on or after January 1, 2013, If an entity adopts IFRS 9 for financial periods beginning on or after January 1, 2012 and before January 1, 2013, the entity can either provide the additional disclosure or restate prior periods. The additional disclosure highlights the changes in classification of financial assets and financial liabilities upon the adoption of IFRS 9. This amendment is effective for financial periods beginning on or after January 1, 2015.

Disclosure requirements for the offsetting of financial assets and financial liabilities was also amended, effective for financial periods beginning on or after January 1, 2013, to require more extensive disclosures than are currently required under IFRS.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

2.	Basis of preparation and adoption of IFRS (continued)

Accounting standards and amendments issued but not yet adopted (continued)

IFRS 7, Financial Instruments: Disclosures (continued)

The disclosures focus on quantitative information about recognized financial instruments that are offset in the statement of financial position, as well as those recognized financial instruments that are subject to master netting or similar arrangements irrespective of whether they are offset.

IAS 12, Income Taxes, was amended to introduce an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendment, there is a rebuttable presumption that the carrying amount of the investment property will be recovered through sale when considering the expected manner or recovery or settlement. SIC 21, Income Taxes – Recovery of Revalued Non-Depreciable Assets, will no longer apply to investment properties carried at fair value. The amendment also incorporates into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

The application guidance of IAS 32, Offsetting of Financial Assets and Financial Liabilities, has been amended to clarify some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The amendment do not change the current offsetting model in IAS 32, but clarify that the right of set-off must be available today, that is, it is not contingent on a future event. It also must be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendments also clarify that the gross settlement mechanisms (such as through a clearing house) with features that both (i) eliminate credit and liquidity risk and (ii) process receivables and payables in a single settlement process, are effectively equivalents to net settlement; they would therefore satisfy the IAS 32 criterion in these instances. Master netting agreements where the legal right of offset is only enforceable on the occurrence of some future event, such as default of the counterparty, continue not to meet the offsetting requirements. The amendment is effective for financial periods beginning on or after January 1, 2014.

3.	Significant accounting policies

(a) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments and has been identified as the Chief Executive Officer of the Company.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(b) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each consolidated entity in the Company’s group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Burnstone property is the South African Rand (“ZAR”) and for the Hollister and Esmeralda properties it is the United States Dollar (“US$”). The Canadian Dollar (“$”) is the presentation currency for the Company.

The financial statements of entities that have a functional currency different from that of the Company (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate at the date of the statement of financial position, and income and expenses – at the average rate of the period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at exchange rates of monetary assets and liabilities denominated in currencies other than an entities’ functional currency are recognized in the statement of income.

(c) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation or depletion and impairments/reversals. Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the asset will flow to the Company and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to expenses during the financial period in which they are incurred. Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year. Gains and losses on disposal are determined by comparing net sale proceeds with the carrying amount and recorded in other income.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(c) Property, plant and equipment (continued) Mineral properties

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests, based on the trading price of the shares at the time the acquisition is closed. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment. Exploration expenditures are charged to profit or loss as incurred. Pre-development costs incurred subsequent to a development decision, but prior to the receipt of all necessary permits and licenses for commercial mining operations are charged to profit or loss as incurred.

Mine infrastructure and assets under construction

Mine infrastructure includes processing plant facilities, surface infrastructure and development expenditures. Development expenditures incurred to develop new ore bodies, or subsequent to the commencement of commercial production, to increase productive capacity or to define further mineralization in existing ore bodies are capitalized to assets under construction and transferred to mine infrastructure costs upon commissioning. Costs include pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs. Where a depreciable asset is used in the construction of mine infrastructure, the depreciation is capitalized against mine infrastructure costs.

Depreciation and depletion of mine infrastructure and mineral properties

Depreciation of mine infrastructure costs and the depletion of mineral properties are computed by the units-of-production method based on estimated proven and probable mineral reserves as well as an allocation from mineral resources not yet included in mineral reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. The allocated resources included in the units-of-production are calculated on the probability of estimated quantities of mineral resources to be converted into economically recoverable mineral reserves over the life- of-mine. Depreciation of mine infrastructure commence when the asset is available for use.

Mining equipment

Mining equipment includes underground trackless mining equipment and other moveable underground and surface equipment with estimated useful lives generally less than the life-of- mine. These assets are depreciated on a straight line basis over their estimated useful lives, which is generally between 3 and 7 years.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(c) Property, plant and equipment (continued) Other assets

Other assets are depreciated over their estimated useful lives on a straight line basis and have been calculated as follows:

Buildings, including fixtures and improvements	10 years
Vehicles	3 – 7 years
Computers	3 years
Office furniture and fixtures	5 years

Land is not depreciated.

(d) Impairment of non-financial assets

Property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

Mineral property acquisition costs capitalized in early stage exploration projects are evaluated based on available technical data with reference to market related resource ounce prices.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(e) Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risk and rewards of ownership. On derecognition of a financial asset, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss recognized in other comprehensive income is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires. On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in profit or loss.

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset and settle the recognized amounts on a net basis, or to realize the asset and settle the liability simultaneously.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(e) Financial instruments (continued)

Financial assets

The Company classifies its financial assets in the following categories: loans and receivables, at fair value through profit and loss and available-for-sale.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest method less a provision for impairment.

The Company’s loans and receivables consist of trade and other receivables, cash and cash equivalents, loan due from related party and other assets. Loans and receivables are classified as current, except for those items which are expected to be paid beyond twelve months, which are classified as non-current.

Cash and cash equivalents consist of cash in hand and short-term highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(ii) Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management in terms of specified criteria. Financial instruments in this category are recognized initially and subsequently at fair value through profit or loss and are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the statement of financial position date.

(iii) Available-for-sale

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company’s available-for-sale assets comprised investments in equity instruments, which were recognized initially at fair value plus transaction costs and subsequently carried at fair value. Gains and losses arising from re-measurement were recognized in other comprehensive income and were moved from accumulated other comprehensive income to the statement of income upon disposal. Available-for-sale investments were classified as current assets as management expected to dispose of it within twelve months.

Financial liabilities

(i) Debt

Debt is initially recognized at fair value, net of transaction cost incurred, and subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is amortized over the expected repayment term using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan, are capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which is relates.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(e) Financial instruments (continued)

Financial liabilities (continued)

(i) Debt (continued)

A compound financial instrument is a debt security with an embedded conversion option, such as a convertible bond, and requires the separate recognition of the liability and equity component. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

Debt is classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

(ii) Derivatives

Debt agreements entered into required the Company to execute a series of Zero Cost Collar hedge structures. These derivative structures are initially recognized at fair value through profit or loss and are subsequently measured at fair value with the changes in the estimated fair value in the statement of financial position as either a derivative asset or derivative liability at each reporting date being reported in profit or loss in the period to which it relates.

(iii) Financial guarantees

Financial guarantees are reflected as other liabilities on the statement of financial position, recognized at fair value on inception and subsequently carried at amortized cost.

(iv) Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers and are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(f) Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit or loss) is impaired. Evidence of impairment may include indications that the debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments and the probability that they will enter bankruptcy or other financial reorganization.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(f) Impairment of financial assets (continued)

For equity securities, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired.

If such evidence exists, the Company recognizes an impairment loss, calculated as the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an impairment provision.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(g) Inventories

Inventories, which include, precious metals in process, unprocessed ore and stores and materials, are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to perform the sale.

Precious metals in process consist of unrefined precious metals and gold in lock-up, which are valued at average production costs plus allocated overhead expenses. Unprocessed ore consists of surface stockpiles and is valued at the average production costs plus allocated overhead expenses. Stores and materials consist of consumables and are valued at the weighted average cost.

(h) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged against operating profits on a straight line basis related to the period the assets concerned will be used.

Finance leases are capitalized at the lower of the fair value of the leased property or present value of minimum lease payments measured at inception of the lease with the related lease obligation recognized at the same amount. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise the asset is depreciated over the shorter of the lease term and its useful life.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(i) Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing cost eligible for capitalization.

(j) Income taxes

Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. In this case, the tax is also recognized in other comprehensive loss or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting nor taxable income or loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different entities where there is an intention to settle the balances on a net basis.

Interest received from and paid to the tax authorities are classified as interest income and expense.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(k) Site reclamation obligations

Estimated long-term asset retirement obligations, comprising continuous pollution control during the reclamation process, rehabilitation and mine closure, are based on the Company's environmental management plans in compliance with current technological, environmental and regulatory requirements.

The net present values of expected rehabilitation cost estimates are recognized and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using rates that reflect inflation and the time value of money.

The discount rate used is based on a pre-tax credit adjusted risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation. Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates.

The present value of environmental disturbances created as well as changes to estimates are expensed under operating expenses against an increase in the rehabilitation provision for those projects for which a decision to develop has not been taken. Change in estimates for projects in the development and production phase is capitalized and amortised over the life of mine on the units-of-production method. Rehabilitation costs incurred that are included in the estimates are charged to the provision. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred.

(l) Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash or in a business combination are valued at the quoted market price on the date issued.

(m) Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

In years when the Company records a net loss, the effect of the share options and warrants would be anti-dilutive and accordingly basic and diluted loss per share are the same.

(n) Share based payments

The Company has an equity-settled, share based payment plan, where the Company grants share options to certain employees and non-employees.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued)

(n) Share based payments (continued)

Non-employees are individuals over whom the Company does not exercise, nor have the right to exercise, sufficient control to establish an employer-employee relationship as determined by law. Equity share based payments are measured at the fair value of the equity instruments at the date of grant. The deferred share based compensation is expensed over the vesting period using the graded method, based on the Company’s estimate of the shares that are expected to eventually vest.

The Company used an option pricing model in determining the fair value of the options granted. At each statement of financial position date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in profit or loss, with a corresponding adjustment to equity. Consideration received on the exercise of share options is recorded as share capital and the related contributed surplus is transferred to share capital.

When unvested options are forfeited the Company reverses previously recognized charges to profit or loss. The value of forfeited vested options remains in contributed surplus.

(o) Revenue recognition

The Company recognizes revenue, measured at the fair value of the consideration received or receivable, when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured.

These criteria are typically met when significant risk and rewards of ownership of gold and other precious metals, including metal bearing ore, are transferred to the buyer.

Interest income is recognized using the effective interest method.

4.	Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. These estimates may have a significant impact on the financial statements.

(a) Mineral resources and reserves estimates and the impact on the carrying value of property, plant and equipment and depreciation and depletion charges

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metal prices, future operating costs, and various technical, geological, engineering and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves, which in turn could have a material effect on the carrying value of property, plant and equipment and depreciation and depletion charges.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

4.	Critical accounting estimates and judgments (continued)

(a) Mineral resources and reserves estimates and the impact on the carrying value of property, plant and equipment and depreciation and depletion charges (continued)

The carrying value of property, plant and equipment are considered in terms of the remaining useful life of the particular asset. These estimates are prepared by engineers in accordance with their knowledge and experience in the mining industry. Re-assessment of the remaining useful life could cause a significant change in the carrying value recorded for property, plant and equipment.

Depreciation and depletion of mineral properties and mine infrastructure is calculated and charged to earnings on the unit-of-production method. Proven and probable mineral reserves as well as an allocation of mineral resources not yet included in the mineral reserves are used in the unit-of-production method. The allocation of mineral resources included in the calculation of depreciation and depletion is based on management’s estimates of resources to be converted into economical mineable reserves over the life of the project based on historical project and industry data on similar ore bodies. Changes to the mineral reserves and resources will impact on the depreciation and depletion charges recorded in earnings.

(b) Inventories and the allocation of ore development, indirect mining and overhead expenses to production and underground development costs.

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to perform the sale. Production costs include allocated ore development and overhead expenses and constitute the cost of an inventory item. The determination of estimated selling prices, estimated completion and selling costs, and cost allocations are done by management in accordance with their knowledge and experience in the mining industry. Additional information obtained in the future might impact on the allocation of these expenses.

(c) Site reclamation obligations and the determination of accretion

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impact of the Company's operations, the effectiveness of the chosen reclamation techniques and applicable government environmental standards. Refer to note 17 for more details about assumptions used in estimating the future reclamation obligation.

(d) Share based payments expense

From time to time, the Company grants share purchase options to directors, employees, and service providers. The Company uses an option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Refer to note 18(b) for more details about the inputs used in valuing the share based payment expense.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

4.	Critical accounting estimates and judgments (continued)

(e) Valuation of equity components

The Company from time to time may grant share purchase warrants as part of its capital raising and conclusion of business transactions. The Company uses an option pricing model to estimate a value for these warrants. This model, and other models which are used to value the warrants, require inputs such as expected volatility, expected life to exercise, and interest rates.

A compound financial instrument is a debt security with an embedded conversion option and requires the separate recognition of the liability and equity component. The fair value of the liability portion of the convertible bond was determined using a market interest rate for an equivalent debt instrument. This amount was recorded as a liability and the remainder of the proceeds was allocated to the conversion option and is recognized under contributed surplus. Refer to note 15(a) for more details about assumptions used in estimating the residual amount of the convertible debentures.

(f) Deferred income taxes

Deferred income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the statement of financial position and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards and other deductions. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

(g) Financial instruments

If the value for a financial instrument cannot be obtained from an active market, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, estimated market related interest rates, and option pricing models refined to reflect the issuer’s specific circumstances.

(h) Mine development and production start date

Development of a project commence following the positive evaluation of the project feasibility and a conscious development decision by the Company. Various factors, including capital and production costs estimates, future metal prices as well as the extraction method of the minerals, might impact on the feasibility of a project during the development phase which are continuously evaluated and monitored as new information becomes available. The production start date is determined by evaluating the construction status of a project with specific reference to the availability of the major components required to commence with uninterrupted production of saleable metal. This decision is made prior to completion of the construction phase taking into account the various required technical performance levels of major asset components within the project. Subsequent events following the predetermined production start date is not taken into account.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

5.	Cash and cash equivalents

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Cash at bank and on hand	19,606	2,929	1,298
Short-term bank deposits	6,143	9,926	88,166
	25,749	12,855	89,464

Short-term bank deposits are composed of investments with maturity dates of three months or less, call accounts and money market investments, which are available on 24 hour notice, and bankers acceptances which are readily convertible to known cash amounts.

6.	Trade and other receivables

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Trade receivables	9,566	3,949	385
HST/VAT receivable	4,097	4,808	3,388
Other receivables	397	583	1,280
	14,060	9,340	5,053

Trade and other receivables were fully performing as of December 31, 2011.

7.	Inventories

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Stores and materials	4,699	3,534	735
Unprocessed ore	2,437	3,220	19,481
Precious metals in process	20,556	11,686	6,096
	27,692	18,440	26,312

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Non-current	7,998	6,880	-
Current	19,694	11,560	26,312
	27,692	18,440	26,312

Cost of operations recognized in the statement of income consists of direct and indirect mining costs, overhead costs, royalties, depreciation of mining equipment and depletion of mineral properties. The cost of inventories recognized as an expense and included in cost of operations was $119.8 million (2010: $75.8 million).

Inventories include precious metals in process of $2.1 million carried at net realizable value (2010: $nil).

Non-current inventories comprise of gold in lock-up in metallurgical plants which are expected to be realized upon plant clean-up or dismantling.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

8.	Available-for-sale financial assets

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Balance, beginning of the year	-	4,961	900
Fair value upon (disposal) addition	-	(5,564)	1,035
Unrealized fair value gain until disposal date	-	603	3,026
Balance, end of the year	-	-	4,961

The Company disposed of its entire investment in Kryso Resources Plc (“Kryso”) during June 2010 for net proceeds of $3.5 million (GBP2.2 million). At disposal date the carrying value of the investment was $5.6 million (GBP3.6 million), which was calculated based on the closing price of GBP15.15 pence per share and an exchange rate of $1.55:1GBP.

The Company reclassified unrealized fair value gains of $2.6 million (GBP1.7 million) and $1.1 million foreign exchange losses ($1.5 million net) from other comprehensive income to current loss, resulting in a net realized gain of $0.5 million (GBP0.3 million) (refer note 21) and $1.1 million foreign exchange loss being recorded in current loss.

9.	Financial assets at fair value through profit or loss

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Balance, beginning of the year	-	207	80
Unrealized fair value (loss) gain until disposal date	-	(33)	127
Disposal at fair value	-	(174)	-
Balance, end of the year	-	-	207

In June 2010 the Company disposed of its investment in Kryso warrants, carried at its fair value of $0.17 million, for net proceeds of $0.1 million (GBP0.07 million), resulting in a net loss of $0.07 million (GBP0.04 million) recognized in current loss (refer note 21).

10.	Related party balances and transactions

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received.

Loan due from related party

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Balance, beginning of the year	13,372	-	-
Cash advances	4,506	1,072	-
Transfer from restricted cash (note 12)	-	11,737	-
Interest earned (note 20(b))	1,000	227	-
Impairment provision	(13,680)	-	-
Foreign exchange	(1,414)	336	-
Balance, end of the year	3,784	13,372	-

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

10.	Related party balances and transactions (continued)

In 2007 the Company completed a series of transactions in order to achieve compliance with South Africa’s post-apartheid legislation designed to facilitate participation by historical disadvantages South Africans (“HDSAs”) in the mining industry. This legislation is reflected in the South African Mining Charter and required the Company to achieve a target of 26% ownership by HDSA in the Company’s South African projects by 2014. In order to comply with these requirements, Tranter Burnstone (Pty) Ltd (“Tranter”), an HDSA company, acquired 19,938,650 Great Basin treasury common shares for $38 million (ZAR260 million) which, because it involved indirect economic participation in both the Hollister and Burnstone projects, was deemed equivalent to a 26% interest in Burnstone. Tranter borrowed ZAR200 million ($27 million) from Investec Bank Ltd (“Investec”), a South African bank, to partly fund the purchase of the shares and the Company gave a loan guarantee in favour of Tranter limited of ZAR140 ($19 million) million. A loan of $15.5 million (ZAR 123 million) was advanced to Tranter under the guarantee agreement to enable Tranter to meet its payment obligation to Investec.

As a result of this loan the remaining guarantee available, as at December 31, 2011, is $2.2 million (ZAR17 million) (refer note 16(a)).

Any advances to Tranter are due to be repaid in installments from 2014 to 2017, with interest accruing at the South African prime interest rate plus 2%. Security for any advances made includes a second charge against any shares of the Company held by Tranter (second to Investec).

The fair value of the security, based on the prolonged decline in the Company’s share price, was deemed inadequate and the Company raised a fair value impairment provision of $13.7 million (ZAR100 million) against the loan to provide for its exposure to potential future repayment losses.

11.	Property, plant and equipment

				Assets
	Mineral	Mine	Mine	under	Other
	properties	infrastructure	equipment	construction	assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At January 1, 2010
Cost	177,092	16,657	36,457	139,792	10,037	380,035
Accumulated depreciation	(9,285)	(192)	(8,999)	-	(2,278)	(20,754)

Net book value	167,807	16,465	27,458	139,792	7,759	359,281

Year ended December 31, 2010
At January 1, 2010	167,807	16,465	27,458	139,792	7,759	359,281
Additions	19,399	54	23,405	277,592	2,100	322,550
Transfers	-	9,474	-	(9,474)	-	-
Depletion and depreciation	(6,158)	(1,774)	(8,231)	-	(645)	(16,808)
Foreign exchange differences	1,944	(1,155)	1,767	27,345	450	30,351
At December 31, 2010	182,992	23,064	44,399	435,255	9,664	695,374

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

11.	Property, plant and equipment (continued)

				Assets
	Mineral	Mine	Mine	under	Other
	properties	infrastructure	equipment	construction	assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At December 31, 2010
Cost	197,723	24,958	62,049	435,255	12,549	732,534
Accumulated depreciation	(14,731)	(1,894)	(17,650)	-	(2,885)	(37,160)
Net book value	182,992	23,064	44,399	435,255	9,664	695,374

Year ended December 31, 2011
At January 1, 2011	182,992	23,064	44,399	435,255	9,664	695,374
Additions	85	389	11,443	138,151	898	150,966
Transfers	-	482,985	-	(482,985)	-	-
Depletion and depreciation	(5,354)	(9,103)	(9,634)	-	(1,508)	(25,599)
Foreign exchange differences	(12,869)	(37,015)	(6,077)	(43,280)	(1,287)	(100,528)
At December 31, 2011	164,854	460,320	40,131	47,141	7,767	720,213

At December 31, 2011
Cost	185,404	470,913	64,460	47,141	11,959	779,877
Accumulated depreciation	(20,550)	(10,593)	(24,329)	-	(4,192)	(59,664)
Net book value	164,854	460,320	40,131	47,141	7,767	720,213

Mine infrastructure and equipment include borrowing costs of $2.5 million (2010: $30.6 million) which were capitalized during the year (refer note 20).

Mineral properties of $119.5 million consisting of the Hollister, Esmeralda and Burnstone properties and fixed assets of $554 million have been pledged as security for the term loans (refer note 15(d) and 15(e)).

Mining equipment includes leased assets with net book values as set out below. These assets are pledged as security for the related finance leases (refer note 15(b)).

	December 31	December 31	January 1
	2011	2010	2011
	$’000	$’000	$’000
Cost	5,451	10,250	2,545
Accumulated depreciation	(981)	(1,211)	(392)
Net book value	4,470	9,039	2,153

Mineral properties

Mineral properties consist of the following:
	December 31	December 31	January 1
	2011	2010	2011
	$’000	$’000	$’000
Mineral properties subject to depletion	116,287	134,582	138,624
Mineral properties not subject to depletion	48,567	48,410	29,183
	164,854	182,992	167,807

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

11.	Property, plant and equipment (continued)

Mineral properties (continued)

The components of mineral properties subject to depletion on the consolidated statements of financial position are as follows:

	Hollister	Burnstone	December 31
	Property	Property	2011
	$’000	$’000	$’000
Balance, beginning of the year	50,668	83,914	134,582
Depletion	(5,192)	(162)	(5,354)
Foreign exchange	995	(13,936)	(12,941)
Balance, end of the year	46,471	69,816	116,287

Depletion of $1.8 million relating to stockpiled tons and ounces in process was capitalized to the value of the unprocessed ore and precious metals in process (2010: $1.7 million) (refer note 7).

The components of mineral properties not subject to depletion on the consolidated statements of financial position are as follows:

	Tanzanian	Esmeralda		December 31
	Properties	Property	Other	2011
	$’000	$’000	$’000	$’000
Balance, beginning of the year	45,127	3,074	209	48,410
Reclamation asset	-	85	-	85
Foreign exchange	-	72	-	72
Balance, end of the year	45,127	3,231	209	48,567

The Company disposed of its investment in Kurils Resources during the 2011 year. The mineral property had a zero value ascribed since acquisition.

The Company entered into an agreement in June 2011 whereby it granted Shanta Gold Limited (“Shanta”) the option, following the fulfillment of the conditions precedent, to acquire an 80% interest in the Company’s wholly-owned subsidiary, Shield Resources Limited (“Shield”), who is the holder of various prospecting licenses in the Lupa region of Tanzania.

In consideration for providing Shanta with the exclusive right to acquire the shares in Shield, Shanta is obliged to issue ordinary shares to the value of US$7 million and Shanta warrants to the value of US$7 million (at an implied value of 35p each) to the Company. Furthermore Shanta has to fund a US$12 million exploration program, spread over a period of 3 years ending December 31, 2013 and make additional payments depending on the number of gold ounce resources discovered. Shanta will acquire the 80% equity interest in Shield upon the completion of the exploration program.

Certain conditions precedent to affect the transaction remained outstanding on December 31, 2011 and is expected to be satisfied during the second quarter of 2012.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

12.	Restricted cash

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Balance, beginning of the year	-	2,439	4,171
Payment	-	5,882	-
Interest earned	-	322	352
Fair value adjustment	-	2,423	(2,342)
Loan advanced (note 10)	-	(11,737)	-
Foreign exchange	-	671	258
Balance, end of the year	-	-	2,439

Restricted cash represented cash on a security call deposit with Investec which has been utilized in 2010 for the loan to Tranter made under the guarantee provided by the Company (refer note 10 and note 16(a)).

13.	Other assets

Other assets consist of reclamation deposits and the continuity is as follows:

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Balance, beginning of the year	4,719	4,590	2,887
Guarantee security – Burnstone Property	315	144	188
Investments – Burnstone Property	276	354	244
Reclamation Bond – Esmeralda Property	-	-	1,362
Reclamation Bond – Hollister Property	273	84	-
Hypothecation lifted	-	(400)	-
Foreign exchange	(256)	(53)	(91)
Balance, end of the year	5,327	4,719	4,590

The components of reclamation deposits on the consolidated statements of financial position are as follows:

	Hollister	Burnstone	Esmeralda
	Property	Property	Property	December 31
	(note 13(a))	(note 13(b))	(note 13(c))	2011
	$’000	$’000	$’000	$’000
Balance, beginning of the year	1,823	1,709	1,187	4,719
Guarantee security and investments	-	591	-	591
Reclamation bond	273	-	-	273
Foreign exchange	49	(332)	27	(256)
Balance, end of the year	2,145	1,968	1,214	5,327

(a) Hollister Property

As at December 31, 2011, the Company had posted $2.1 million (US$2.1 million) in reclamation deposits with the United States Bureau of Land Management in respect of exploration drilling and trial mining on certain areas of the Hollister Property (2010: $1.8 million (US$1.8 million)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

13.	Other assets (continued)

(b) Burnstone Property

As at December 31, 2011, the Company placed investments and deposits of $2 million (ZAR15.6 million) for guarantees of $3.9 million (ZAR31 million) in favor of the South African Department of Mineral Resources for the reclamation of the Burnstone Property (2010: Investment and deposits of $1.7 million (ZAR11.3 million) for guarantees of $2 million (ZAR13.1 million)).

(c) Esmeralda Property

As at December 31, 2011 the Company had posted cash surety and bonding of $1.2 million (US$1.2 million) in reclamation deposits with the Division of Environmental Protection of the Nevada States Department of Conservation and Natural Resources and the Forest Service of the United States Department in respect of future reclamation of the Esmeralda Property (2010: $1.2 million (US$1.2 million)).

14.	Trade and other payables

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Trade payables	14,079	9,165	7,317
Accrued expenses	28,645	50,875	21,077
Leave liability	2,434	1,691	812
Gold sales advance	10,880	-	-
	56,038	61,731	29,206

The Company negotiated an unsecured $14.8 million (US$15 million) gold sales advance with its bullion off taker, RK Finance Trust 1, during October 2011. The advance bears interest at an effective interest rate of 11.29% (refer note 20(b)) and the remaining balance will be repaid in 4 monthly installments over the period ending April 2012.

15.	Long term debt

Non-current portion of long term debt
	December 31	December 31	January 1
	2011	2010	2010
	$ ‘000	$ ‘000	$ ‘000
Convertible debentures (note15(a))	97,669	91,677	86,304
Finance lease liabilities (note 15(b))	71	436	644
Term loan I (note 15(d))	125,879	63,949	-
Term loan II (note 15(e))	38,456	-	-
	262,075	156,062	86,948

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

15.	Long term debt (continued)

Current portion of long term debt

	December 31	December 31	January 1
	2011	2010	2010
	$ ‘000	$ ‘000	$ ‘000
Convertible debentures (note 15(a))	843	-	-
Finance lease liabilities (note 15(b))	2,902	6,955	724
Senior secured notes (note 15(c))	-	40,101	43,044
Term loan I (note 15(d))	280	6,460	-
Term loan II (note 15(e))	16,346	-	-
	20,371	53,516	43,768

The continuity of long term debt is as follows:

	December 31	December 31	January 1
	2011	2010	2010
	$ ‘000	$ ‘000	$ ‘000
Balance, beginning of the year	209,578	130,716	36,204
New debt	135,321	75,942	91,045
New leases	1,989	7,261	-
Transaction cost	(6,525)	(3,707)	(6,594)
Repayment of debt and interest	(94,010)	(25,092)	(918)
Settlement loss on senior secured notes	8,817	-	-
Amortized transaction cost	1,231	505	-
Interest expense	25,476	30,406	17,077
Foreign exchange	569	(6,453)	(6,098)
Balance, end of the year	282,446	209,578	130,716

Aggregate future payments, inclusive of interest

		Less than 1		More than
	Total	year	1 – 5 years	5 years
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Convertible debentures (note 15(a))	156,438	10,120	146,318	-
Finance lease liabilities (note 15(b))	3,061	2,980	81	-
Term loan I (note 15(d))	145,503	6,313	139,190	-
Term loan II (note 15(e))	59,442	18,650	40,792	-
	364,444	38,063	326,381	-

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

15.	Long term debt (continued)

(a) Convertible debentures

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Balance, beginning of the year	91,677	86,304	-
Principal amount	-	-	126,500
Transaction cost	-	-	(6,594)
Equity component (note 18(d))	-	-	(35,455)
Liability component	91,677	86,304	84,451
Amortized interest expense (note 20(a))	16,955	15,886	1,853
Interest payments	(10,120)	(10,513)	-
Balance, end of the year	98,512	91,677	86,304

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Non-current	97,669	91,677	86,304
Current	843	-	-
	98,512	91,677	86,304

An aggregate of $126.5 million principal amount of 8% senior unsecured convertible debentures at a price of $1,000 per Debenture were issued on November 12, 2009. The Debentures mature on November 30, 2014 (“the Maturity date”) and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year. The Debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

Holders may convert their Debentures into Common Shares at any time prior to maturity based on an initial conversion ratio of 465.1163 Common Shares per $1,000 principal amount of Debentures (equivalent to an initial conversion price of $2.15 per Common Share).

The Debentures may not be redeemed by the Company prior to November 30, 2012. From November 30, 2012 to the Maturity Date, the Company may redeem all or a portion of the Debentures at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any, if the weighted average trading price of the Common Shares exceed 135% of the conversion price for 20 consecutive trading days.

The fair value of the liability component and the equity component were calculated on issuance of the debentures. The fair value of the liability component, included in long term borrowings, was calculated using an estimated market related interest rate of 16.5%. The residual amount, representing the value of the equity component, is included in shareholders’ equity in contributed surplus (refer note 18(d)). The liability component continues to be presented on the amortized cost basis, until extinguished on conversion or maturity of the debentures. The equity component is calculated upon the issuance of the debentures and is not changed in subsequent periods.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

15.	Long term debt (continued)

(b) Finance lease liabilities

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Balance, beginning of the year	7,391	1,368	2,437
Principal debt amount	1,989	7,261	-
Interest expense (note 20(a))	990	598	120
Payments	(6,511)	(2,241)	(918)
Foreign exchange	(886)	405	(271)
Balance, end of the year	2,973	7,391	1,368

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Non-current	71	436	644
Current	2,902	6,955	724
	2,973	7,391	1,368

During 2008 the Company financed site equipment for its Nevada operations through a finance lease agreement with Sandvik Customer Finance LLC. The principal debt amount, plus interest at 6.5%, was repaid in 36 equal installments, with the final installment payment made in October 2011.

During 2011, the Company continued to finance site equipment for its Burnstone Property through finance lease agreements with Sandvik Mining and Construction RSA (Proprietary) Limited. The principal amounts are being repaid in 12 equal installments and interest is charged at 22.4% on outstanding capital.

The finance leases are collateralized by the leased assets which had a carrying value of $4.5 million at December 31, 2011 (2010: $9 million) (refer note 11).

(c) Senior secured notes

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Balance, beginning of the year	40,101	43,044	33,767
Early settlement of 6,925 notes	-	(8,479)	-
Settlement of 3,000 notes	-	(3,859)	-
Settlement of 41,575 notes	(50,533)	-	-
Settlement loss	8,817	-	-
Transaction fees (note 20(a))	-	(243)	-
Amortized interest expense (note 20(a))	2,049	12,214	15,104
Foreign exchange	(434)	(2,576)	(5,827)
Balance, end of the year	-	40,101	43,044

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

15.	Long term debt (continued)

(c) Senior secured notes (continued)

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Non-current	-	-	-
Current	-	40,101	43,044
	-	40,101	43,044

On December 12, 2008, the Company closed a senior secured note financing, issuing a total of 51,500 units and raising gross proceeds of US$51.5 million which netted approximately $39 million (US$32 million) following prepayment of 24 months of interest and other costs of the offering. Each unit consisted of a senior secured note (a “note”) in the principal amount of US$1,000 (“principal”) and 350 common share purchase warrants (refer note 18(c)(i)).

The notes carried interest at 14% per annum and were guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and were collateralized by their assets, being the Hollister Property and all other Nevada assets and matured at 120% of principal.

The notes contained a put option whereby the holder could put the notes to the Company for repayment after December 12, 2010 with all unpaid notes maturing on December 12, 2011.

The Company successfully negotiated the cancellation of the put option on 29,500 notes and settled 6,925 notes in May 2010 at a nominal loss. The $8.5 million (US$8.3 million) was settled by the issuance of 2,234,168 common shares to the note holders at a price of $1.75 (US$1.72) (refer note 23) and cash payments of $4.6 million (US$4.5 million).

Through a second agreement, the put option on a further 12,000 notes was also cancelled in October 2010 and the Company settled 3,000 notes in December 2010 at 127% of principal by the issuance of 1,460,601 common shares to the note holders at a price of = $2.81 (refer note 23). The $4.1 million (US$4.1 million) payment consisted of the $3.9 million (US$3.8 million) settlement and the transaction fees of $0.2 (US$0.2 million). The 3,000 notes were settled at a nominal loss.

On March 15, 2011, the Company applied $50.5 million (US$51.4 million) from the Term loan II proceeds towards full and final settlement of the remaining 41,575 notes (refer note 15(e)). The liability was settled at an accounting loss of $8.8 million (US$8.9 million) calculated as the difference between the settlement amount on date of settlement and the carrying value.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

15.	Long term debt (continued)

(d) Term loan I

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Balance, beginning of the year	70,409	-	-
Principal amount	-	50,224	-
Additional amount advanced	66,511	25,718	-
Accrued interest (note 20(a))	3,288	1,708	-
Facility arrangement fees	(4,346)	(3,464)	-
Amortized facility arrangement fees (note 20(a))	855	505	-
Repayment of debt and interest	(10,518)	-	-
Foreign exchange	(40)	(4,282)	-
Balance, end of the year	126,159	70,409	-

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Non-current	125,879	63,949	-
Current	280	6,460	-
	126,159	70,409	-

In May 2010, the Company closed a $50 million (US$47 million) term facility agreement (“Term loan I”) and subsequently increased the facility by $25.7 million (US$25 million) in August 2010.

In December 2011, the Company successfully negotiated the restructuring of Term loan I, thereby increasing the facility to $152.6 million (US$150 million) and extending repayment to 2016. $132 million (US$130 million) of the restructured facility was drawn down on December 15, 2011 with an additional $20.3 million (US$20 million) available for future draw down on December 31, 2011.

The restructured facility now has a maximum term of 5 years from the December 15, 2011 draw down and capital will be repaid in 16 quarterly consecutive installments, commencing on March 15, 2013. The interest rate for Term loan I is linked to the US$ London interbank offered rate (“US$ LIBOR”) at a premium of 4% above US$ LIBOR and is fixed on a quarterly basis. Refer to note 27, Interest rate risk for details of the US$ LIBOR rate.

The Company has the option to early settle the loan at no additional cost.

The Burnstone Property, its assets and certain subsidiary guarantees serve as security for the facility (refer note 11).

Term loan I contains certain financial covenants, customary to facilities of this nature, and includes borrower tangible net worth, debt to equity ratio, debt service cover ratio, a loan life cover ratio and available liquidity. As at December 31, 2011, the Company assessed and complied with all covenants (refer note 26).

Refer to note 16(b)(i) for details of the hedge structure entered into under the Term loan I agreement.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

15.	Long term debt (continued)

(e) Term loan II

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Balance, beginning of the year	-	-	-
Principal amount	68,810	-	-
Accrued interest (note 20(a))	2,194	-	-
Facility arrangement fees	(2,179)	-	-
Amortized facility arrangement fees (note 20(a))	376	-	-
Repayment of debt and interest	(16,328)	-	-
Foreign exchange	1,929	-	-
Balance, end of the year	54,802	-	-

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Non-current	38,456	-	-
Current	16,346	-	-
	54,802	-	-

The Company closed a $69 million (US$70 million) term loan in March 2011 (“Term loan II”).

Term loan II is being repaid in 16 remaining quarterly consecutive installments. The interest rate for Term loan II is linked to the US$ LIBOR at a premium of 3.75% above US$ LIBOR and is fixed on a quarterly basis. Refer to note 27, Interest rate risk for details of the US$ LIBOR rate.

The Hollister project and a surety signed by the Company serve as security for the loan (refer note 11).

Term loan II contains certain financial covenants customary to facilities of this nature and includes borrower tangible net worth, debt to equity ratio, debt service cover ratio and a loan life cover ratio. As at December 31, 2011, the Company assessed and complied with all covenants (refer note 26).

Refer to note 16(b)(ii) for details of the hedge structure entered into under the Term loan II agreement.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

16.	Other liabilities

Non-current portion of other liabilities

	December 31	December 31	January 1
	2011	2010	2010
	$ ‘000	$ ‘000	$ ‘000
Financial guarantee (note 16(a))	-	2,597	-
Zero cost collar program I (note 16(b)(i))	17,834	9,822	-
Zero cost collar program II (note 16(b)(ii))	13,363	-	-
	31,197	12,419	-

Current portion of other liabilities

	December 31	December 31	January 1
	2011	2010	2010
	$ ‘000	$ ‘000	$ ‘000

Financial guarantee (note 16(a))	2,165	-	-
Zero cost collar program I (note 16(b)(i))	666	278	-
Zero cost collar program II (note 16(b)(ii))	219	-	-
	3,050	278	-

The continuity of other liabilities is as follows:

	December 31	December 31	January 1
	2011	2010	2010
	$ ‘000	$ ‘000	$ ‘000
Balance, beginning of the year	12,697	-	-
Fair value of guarantee (note 16(a))	-	2,597	-
Fair value upon inception – ZCC I (note 16(b)(i))	35,911	3,606	-
Fair value upon inception – ZCC II (note 16(b)(ii))	7,301	-	-
Fair value upon novation – ZCC I (note 16(b)(i))	(18,295)	-	-
Marked-to-market adjustments – ZCC I (note 16(b)(i))	7,688	6,860	-
Marked-to-market adjustments – ZCC II (note 16(b)(ii))	(11,502)	-	-
Foreign exchange	447	(366)	-
Balance, end of the year	34,247	12,697	-

(a) Financial guarantee

In 2010, the Company, through Southgold, provided a guarantee to lend up to $17.6 million (ZAR 140 million) to Tranter to cover any shortfall in interest or principal repayments on the loan outstanding by Tranter to Investec.

The fair value of the guarantee was determined by reference to the Company’s exposure to potential future losses under the guarantee. The probability of future losses under the guarantee agreement, and therefore the fair value of the guarantee, is dependent on the estimated fair value of the security granted by Tranter on grant date of the guarantee. Future assessments are not required unless a change to the contractual relationship results in a change in fair value.

Refer to note 10 for details of the loan advanced to Tranter.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

16.	Other liabilities (continued)

(b) Derivatives

(i) Zero cost collar program I

In connection with Term loan I (refer note 15(d)), the Company executed a zero cost collar (“ZCC”) hedge program for a total of 105,000 gold ounces over a period of three years on August 13, 2010.

Commencing January 2011, the Company was required to deliver 1,250 gold ounces per month over a twelve month period. The remaining 90,000 would have been delivered in 24 equal monthly deliveries of 3,750 gold ounces, starting January 1, 2012. The program included put options priced at US$850 and call options priced at US$1,705 per Au eqv oz.

During 2011, 12,500 gold ounce positions expired unexercised at no cost and the Company settled 2,500 gold ounces at a nominal loss of $0.19 million (refer note 21).

The restructuring of Term loan I included the novation of the outstanding positions as of December 9, 2011 into a revised ZCC hedge program for a total of 165,474 gold ounces over a period of 5 years.

Marked-to-market movements until the novation on December 9, 2011 were calculated using an option pricing model with inputs based on the following assumptions:

	December 9	December 31
	2011	2010
Gold price (per ounce)	US$1,710	US$1,419
Risk free interest rate	0.27% - 0.66%	0.25% - 1.34%
Expected life	1 - 24 months	1 - 36 months
Gold price volatility	19.93% - 32.52%	17.3% - 27%

The fair value on inception, following novation, and subsequent marked-to-market movement until December 31, 2011 were calculated using an option pricing model with inputs based on the following assumptions:

	December 31	December 9
	2011	2011
Gold price (per ounce)	US$1,564	US$1,710
Risk free interest rate	0.33% - 1.285%	0.27% - 1.30%
Expected life	1 - 60 months	0.5 – 60.5 months
Gold price volatility	20.35% - 32%	19.93% - 33.5%

The pricing and delivery dates of the put and call options are presented in note 16(b)(iv).

(ii) Zero cost collar program II

In connection with Term loan II (refer note 15(e)), the Company executed a ZCC hedge program for a total 117,500 gold ounces over a period of four years, commencing in January 2012, on March 10, 2011.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

16.	Other liabilities (continued)

(b) Derivatives (continued)

(ii) Zero cost collar program II (continued)

The fair value upon inception and subsequent marked-to-market movements were calculated using an option pricing model with inputs based on the following assumptions:

	December 31	March 10
	2011	2011
Gold price (per ounce)	US$1,564	US$1,410
Risk free interest rate	0.33% - 1.06%	0.40% - 1.91%
Expected life	1 - 48 months	10 - 57 months
Gold price volatility	20.35% - 30.76%	19.65% - 26.26%

The pricing and delivery dates of the put and call options are presented in note 16(b)(iv).

(iii) Classification

The fair values of the derivative instruments as of December 31, 2011 are as follows:

		Asset	Liability	Net
		derivatives	derivatives	derivatives
	Statement of	Estimated	Estimated	Estimated
Derivatives not designated as	financial position	fair value	fair value	fair value
hedging instruments	classification	$’000	$’000	$’000
Commodity contracts (gold) – ZCC 1	Other liabilities	16,900	(34,734)	(17,834)
Commodity contracts (gold) – ZCC 2	Other liabilities	5,900	(19,263)	(13,363)
		22,800	(53,997)	(31,197)
Commodity contracts (gold) – ZCC 1	Current other liabilities	11	(677)	(666)
Commodity contracts (gold) – ZCC 2	Current other liabilities	26	(245)	(219)
		37	(922)	(885)

(iv) Gold delivery positions

The Company’s gold delivery positions as at December 31, 2011 are as follows:

Put options

		2012	2013	2014	2015	2016	Total
	Strike price	AU oz	AU oz	AU oz	AU oz	AU oz	AU oz
ZCC – 1	$900	21,312	-	-	-	-	21,312
ZCC – 1	$950	-	28,506	-	-	-	28,506
ZCC – 1	$1,200	-	-	34,008	39,768	41,880	115,656
ZCC – 2	$1,050	10,500	36,000	36,000	35,000	-	117,500
		31,812	64,506	70,008	74,768	41,880	282,974

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

16.	Other liabilities (continued)

(b) Derivatives (continued)

(iv) Gold delivery positions (continued)

Call options

	Strike	2012	2013	2014	2015	2016	Total
	price	AU oz	AU oz	AU oz	AU oz	AU oz	AU oz
ZCC – 1	$1,890	10,656	14,253	17,004	19,884	20,940	82,737
ZCC – 1	$1,930	10,656	14,253	17,004	19,884	20,940	82,737
ZCC – 2	$1,930	10,500	36,000	36,000	35,000	-	117,500
		31,812	64,506	70,008	74,768	41,880	282,974

17.	Site reclamation obligations

The continuity of site closure and reclamation provision costs related to the Company’s mineral properties is as follows:

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Balance, beginning of the year	5,660	3,990	3,738
Accretion	317	280	154
Change in estimate	501	1,354	455
Foreign exchange	(467)	36	(357)
Balance, end of the year	6,011	5,660	3,990

The components of the site reclamation obligation are as follows:

	December 31	December 31	January 1
	2011	2010	2010
	$’000	$’000	$’000
Burnstone property (note 17(a))	3,005	2,917	1,368
Hollister property (note 17(b))	1,704	1,553	1,426
Esmeralda property (note 17(c))	1,248	1,137	1,141
Other properties	54	53	55
	6,011	5,660	3,990

(a) Burnstone Property

The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline, vertical shaft and demolishing of the metallurgical plant and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 7.10% per year (2010: 6.32%), is $4.3 million (ZAR34 million) (2010: $4.7 million (ZAR31 million)) and is expected to be spent over a period of approximately three years beginning in 2036. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 8.67% (2010: 8.29%), to arrive at a net present value of $3 million (ZAR23.9 million) (2010: $2.9 million (ZAR19.3 million)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

17.	Site reclamation obligations (continued)

(b) Hollister Property

The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 2.2% per year (2010: 2%), is $1.7 million (US$1.6 million) (2010: $1.6 million (US$1.6 million)) and is expected to be spent from 2020. The credit- adjusted risk free rate at which the estimated future cash flows have been discounted is 2% (2010: 2.63%), to arrive at a net present value of $1.7 million (US$1.7 million) (2010: $1.6 million (US$1.6 million)).

(c) Esmeralda Property

The estimated amount of the reclamation costs to remove infrastructure and subsequent property rehabilitation, adjusted for estimated inflation at 2.2% per year (2010: 2%), is $1.2 million (US$1.2 million) (2010: $1.2 million (US$1.2 million)) and expected to be spent from 2020. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 2% (2010: 2.63%), to arrive at a net present value of $1.2 (US$1.2 million) on December 31, 2011(2010: $1.1 million (US$1.1 million)).

18.	Share capital

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

The continuity of the Company’s outstanding shares is as follows:

	December 31	December 31	January 1
	2011	2010	2010
	(thousands)	(thousands)	(thousands)
Balance, beginning of the year	414,015	334,158	215,167
Share options exercised (note 18(b))	3,095	6,085	1,124
Share warrants exercised (note 18(a)(ii))	24,694	59,504	-
Shares issued for settlement of senior secured notes (note 15(c))	-	3,695	-
Shares issued for mineral properties	-	10,573	20
Public offering (note 18(a)(i))	33,827	-	115,000
Equity line shares issued	-	-	2,847
Other (note 18(a)(iii))	100	-	-
Balance, end of the year	475,731	414,015	334,158

(i) Share issuance – Public offering, February 2011

The Company completed a public offering on February 23, 2011 whereby it issued 33,827,250 common shares at a price of $2.55 per share thereby raising gross proceeds of $86.3 million.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

18.	Share capital (continued)

(a) Authorized share capital (continued)

(i) Share issuance – Public offering, February 2011 (continued)

The Company paid the underwriters a fee of $4.3 million and incurred other share issue costs of approximately $0.8 million for net proceeds of $81.2 million which have been recorded as share capital.

(ii) Share issuance – Exercised warrants

Warrant holders exercised 5,349,999 of the $1.25 senior secured notes warrants during the first 5 months of 2011.The Company then offered a $0.07 early exercise discount to warrant holders in June 2011, thereby ensuring the exercise of another 19,344,980 warrants at $1.18.

Each warrant entitled the holder thereof to purchase one common share and the Company accordingly recorded $35.4 million, consisting of the 24,694,979 warrants’ proceeds, fair value and $0.2 million transaction costs, as share capital (refer note 18(c)(i)).

(iii) Share issuance – Donation

The Company issued 100,000 shares, valued at the $1.63 share price prevailing on date of issuance, as a donation on June 17, 2011.

(b) Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options to a maximum number of eligible shares equaling a rolling percentage of up to 12.5% of the Company's outstanding common shares, calculated from time to time, subject to regulatory terms and approval, to its directors, employees, officers and consultants.

The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange.

Pursuant to the option plan, if outstanding options are exercised, expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the plan increase correspondingly. Options can have a maximum term of ten years and typically terminate 30 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death.

Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

18.	Share capital (continued)

(b) Share option plan (continued)

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average	Number of options	average remaining life
	exercise price	(thousands)	(years)
Balance, January 1, 2010	$1.64	16,935	2.52
Granted	$1.83	7,700
Cancelled	$1.65	(150)
Exercised (note 18(a))	$1.49	(6,085)
Expired	$3.04	(97)
Forfeited	$1.84	(1,862)
Balance, December 31, 2010	$1.75	16,441	2.26
Granted	$2.27	10,615
Cancelled	$2.12	(200)
Exercised (note 18(a))	$1.51	(3,095)
Expired	$2.14	(1,910)
Forfeited	$2.12	(3,893)
Balance, December 31, 2011	$1.97	17,958	2.22

Options outstanding at December 31, 2011 are as follows:

		Number of options	Number of options
		outstanding	exercisable
Expiry date	Exercise price	(thousands)	(thousands)
February 11, 2012	$1.75	1,151	1,151
April 18, 2012	$2.68	90	90
July 15, 2012	$1.49	233	233
October 9, 2012	$1.65	252	252
February 10, 2013	$1.78	157	87
March 26, 2013	$1.74	1,805	1,074
April 10, 2013	$3.60	110	110
August 3, 2013	$1.81	431	324
November 9, 2013	$2.96	350	233
January 14, 2014	$1.35	625	625
February 11, 2014	$1.75	690	690
March 11, 2014	$2.46	4,208	1,516
April 12, 2014	$1.49	2,130	2,130
July 5, 2014	$1.97	630	210
July 15, 2014	$1.49	100	100
September 26, 2014	$2.02	980	-
October 17, 2014	$1.64	800	-
November 21, 2014	$1.33	400	-
March 26, 2015	$1.74	1,241	850
March 11, 2016	$2.46	1,175	392
May 5, 2016	$2.36	400	133
Total		17,958	10,200
Average option price		$1.97	$1.86

Cancelled options were accounted for in accordance with IFRS 2 where any carry forward cost not yet recognized was recognized immediately in profit or loss. Costs previously recognized on forfeited options were, upon forfeiture, reversed through the current year’s profit or loss.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

18.	Share capital (continued)

(b) Share option plan (continued)

	Weighted
	average	Number of	Weighted average remaining
Range of Exercise Price – Outstanding	exercise	options	contractual life
Options	price	(thousands)	(years)
$ 1.25 - $ 1.49	$1.45	3,488	2.20
$ 1.50 - $ 1.74	$1.71	4,098	2.12
$ 1.75 - $ 1.99	$1.81	3,059	1.32
$ 2.00 - $ 2.24	$2.02	980	2.74
$ 2.25 - $ 2.49	$2.45	5,783	2.75
$ 2.50 - $ 2.99	$2.90	440	1.54
$ 3.50 - $ 3.99	$3.60	110	1.28
Total	$1.97	17,958	2.22

	Weighted
Range of Exercise Price – Exercisable	average	Number of options
options	exercise price	(thousands)
$ 1.25 - $ 1.49	$1.46	3,088
$ 1.50 - $ 1.74	$1.73	2,176
$ 1.75 - $ 1.99	$1.78	2,462
$ 2.25 - $ 2.49	$2.45	2,041
$ 2.50 - $ 2.99	$2.88	323
$ 3.50 - $ 3.99	$3.60	110
Total	$1.86	10,200

The exercise prices of all share purchase options granted were at or above the market price at the grant date.

The estimated fair value of options granted for the years ended December 31, 2011 and 2010 have been accounted for as follows:

	Years ended December 31
	2011	2010
	$’000	$’000
Total compensation cost recognized, credited to contributed surplus (note 18(d))	8,407	7,469
Compensation cost allocated to development expenses	-	(308)
Compensation cost allocated to production cost	(3,399)	(688)
Compensation cost capitalized on Burnstone mine development (note 23)	(96)	(1,475)
Compensation cost allocated to bonus provision	-	(111)
Share based compensation expense	4,912	4,887

The weighted-average assumptions used to estimate the fair value of options granted during the respective years were as follows:

	Years ended December 31
	2011	2010
Risk free interest rate	2.42%	2.58%
Expected life	3.4 years	3.4 years
Expected volatility	80%	85%
Expected dividends	Nil	Nil

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

18.	Share capital (continued)

(b) Share option plan (continued)

Out of plan options to acquire 677,766 shares at an exercise price of $0.60 and expiry date of June 1, 2012, remain outstanding in connection with the 2009 acquisition of Rusaf Gold (refer note 18(d)(i)).

The continuity of these share options since acquisition is set out below:

		Outstanding			Outstanding
		April 1			December 31
Expiry dates	Exercise	2008	Exercised	Expired	2011
	price	(thousands)	(thousands)	(thousands)	(thousands)
December 31, 2010	$0.25	20	-	(20)	-
December 31, 2010	$0.40	144	-	(144)	-
June 1, 2012	$0.60	678	-	-	678
		842	-	(164)	678
Fair value ($’000)		$1,656	-	($ 323)	$1,333

(c) Share purchase warrants

The continuity of share purchase warrants during the year is as follows:

December 31, 2011
		Outstanding			Outstanding
		December 31			December 31
	Exercise	2010	Expired	Exercised	2011
Expiry dates	price	(thousands)	(thousands)	(thousands)	(thousands)
December 12, 2011 (note 18(c)(i))	$1.25	24,918	(224)	(24,694)	-
		24,918	(224)	(24,694)	-

December 31, 2010
		Outstanding			Outstanding
		January 1			December 31
	Exercise	2010	Expired	Exercised	2010
Expiry dates	price	(thousands)	(thousands)	(thousands)	(thousands)
December 12, 2011 (note 18(c)(i))	$1.25	26,994	-	(2,076)	24,918
October 1, 2010 (note 18(c)(ii))	ZAR20.78	1,684	(1,684)	-	-
October 15,2010 (note 18(c)(iii))	$1.60	57,500	(72)	(57,428)	-
		86,178	(1,756)	(59,504)	24,918

(i) Senior secured notes – warrants

On December 12, 2008, the Company completed the issuance of 51,500 senior secured notes at a price of US$1,000 per note for gross proceeds of US$51.5 million (refer note 15(c)). Each note also granted its holder 350 warrants. Each warrant entitled the holder thereof to subscribe to one common share of the Company at a price of $1.80 per share over a 36 month term and had no mandatory conversion by the holder.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

18.	Share capital (continued)

(c) Share purchase warrants (continued)

(i) Senior secured notes – warrants (continued)

The Company also granted 721,000 warrants, calculated at 4% of the 18,025,000 warrants issued to the note holders and subject to the same terms as set out above, to the agent.

The Equity offering that closed on March 13, 2009 (refer note 18(c)(ii)) triggered the anti-dilution protection on the warrants and the exercise price of these warrants was adjusted to $1.25 (from $1.80) per common share and the number of common shares which may be acquired increased to 26,994,240 (including agents’ warrants). No additional fair value was recorded with the increase of the warrants.

During 2011, warrant holders exercised 24,694,979 of the warrants (2010: 2 million) before the December 12, 2011 expiration date (refer note 18(a)(ii)), with only 223,501 warrants expiring unexercised.

The estimated fair value of $6.1 million was credited to share capital upon exercise of the warrants (2010: $0.5 million) with the remaining $54,785 being transferred to the contributed surplus reserve upon expiry (refer note 18(d)).

(ii) October 2007 Black Economic Empowerment transaction (“BEE transaction”)

In terms of the October 2007 BEE transaction, the Company issued a total of 1,684,312 Great Basin warrants. Each warrant was convertible into one Great Basin common share at ZAR20.78 ($3) on or before October 1, 2010. The warrants were subject to the Company having the right to require exercise of the warrants if the market price equals or exceeds ZAR45.72 ($7). The warrants expired unexercised on October 1, 2010.

The estimated fair value of $1.2 million (ZAR8 million) (using expected volatility of 62.74%, risk free interest rate of 8.93%, dividends of nil and remaining life of approximately 2 years) of the warrants was therefore transferred to the contributed surplus reserve (refer note 18(d)) on October 1, 2010.

(iii) March 2009 Public offering

The Company completed a public offering on March 13, 2009 whereby it issued 115,000,000 units (the “Units”) at a price of $1.30 per Unit. Each Unit consisted of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of the Company.

Each Warrant entitled the holder thereof to purchase one Common Share at a price of $1.60 until expiry on October 15, 2010.

On the date of issuance, the fair value of the 57,500,000 warrants was estimated at $0.10 per warrant and the Company recorded $5.3 million as fair value of warrants. The valuation was performed by using an option pricing model.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

18.	Share capital (continued)

(c) Share purchase warrants (continued)

(iii) March 2009 Public offering (continued)

Warrant holders exercised 57,427,856 warrants before the October 15, 2010 expiration date, with only 72,144 warrants expiring unexercised.

The estimated fair value of $5.3 million was credited to share capital upon exercise of the warrants with the remaining $6,660 being transferred to the contributed surplus reserve upon expiry.

(d) Contributed surplus

The continuity of contributed surplus components is:

December 31, 2011
	December 31		December 31
	2010	Movement	2011
	$’000	$’000	$’000
Fair value of warrants issued which expired unexercised (note 18(c)(i))	17,634	55	17,689
Deferred income tax on expired warrants	(1,463)	(7)	(1,470)
Fair value of warrants and options available to Rusaf share holders (note 18(b) and 18(d)(i))	1,755	-	1,755
Accumulated share based compensation; net of amount transferred to share capital upon exercise of options (note 18(b))	33,159	5,613	38,772
Convertible bond equity component (note 15(a))	35,455	-	35,455
Deferred income tax on convertible bond equity component	(8,864)	-	(8,864)
	77,676	5,661	83,337

December 31, 2010
	January 1		December 31
	2010	Movement	2010
	$’000	$’000	$’000
Fair value of warrants issued which expired unexercised (note 18(c)(ii) and 18(c)(iii))	16,449	1,185	17,634
Deferred income tax on expired warrants	(1,294)	(169)	(1,463)
Fair value of warrants and options available to Rusaf share holders (note 18(d)(i))	1,755	-	1,755
Accumulated share based compensation; net of amount transferred to share capital upon exercise of options (note 18(b))	30,902	2,257	33,159
Convertible bond equity component (note15(a))	35,455	-	35,455
Deferred income tax on convertible bond equity component	(8,864)	-	(8,864)
	74,403	3,273	77,676

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

18.	Share capital (continued)

(d) Contributed surplus (continued)

(i) Warrants and options available to former Rusaf shareholders

The fair value of $1.8 million estimated for the 1,062,033 future Great Basin shares to be issued upon exercise of warrants and options available to former Rusaf shareholders was calculated using an option pricing model based on a risk free interest rate of 2.99%, expected life between 1 month and 4 years, 59% volatility and nil dividends, and was recorded as contributed surplus in 2008.

The continuity of these warrants since acquisition is set out below:

		Outstanding			Outstanding
	Exercise	April 1			December 31
Expiry dates	price	2008	Exercised	Expired	2011
		(thousands)	(thousands)	(thousands)	(thousands)
April 11, 2008	$0.25	49	(22)	(27)	-
September 6, 2008	$0.75	27	(13)	(14)	-
September 15, 2008	$0.75	42	-	(42)	-
March 16, 2009	$0.75	93	-	(93)	-
May 17, 2009	$0.75	9	-	(9)	-
		220	(35)	(185)	-
Fair value ($’000)		$108	($ 8)	($ 100)	$-

Refer to note 18(b) for the continuity of share options since acquisition.

(e) Accumulated other comprehensive income (loss)

The continuity of accumulated other comprehensive income (loss) components is:

December 31, 2011
	December 31		December 31
	2010	Movement	2011
	$’000	$’000	$’000
Foreign currency translation reserve	26,395	(100,159)	(73,764)
	26,395	(100,159)	(73,764)

December 31, 2010
	January 1		December 31
	2010	Movement	2010
	$’000	$’000	$’000
Fair value adjustments on available-for-sale financial assets	927	(927)	-
Foreign currency translation reserve	-	26,395	26,395
	927	25,468	26,395

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

19.	Employee benefits expense

Compensation awarded to key management

Compensation awarded to key management comprises the following and is included under salaries and compensation in the statements of loss.

	December 31	December 31
	2011	2010
	$’000	$’000
Salaries and short-term employee benefits	4,497	3,865
Share based payments	3,921	4,212
	8,418	8,077

20.	Finance income and costs

(a) Interest expense

	December 31	December 31
	2011	2010
	$’000	$’000
Convertible debentures (note 15(a))	16,955	15,886
Finance leases (note 15(b))	990	598
Senior secured notes (note 15(c))	2,049	11,971
Term loan I – interest (note 15(d)	3,288	1,708
Term loan I – facility arrangement fee (note 15(d))	855	505
Term loan II – interest (note 15(e))	2,194	-
Term loan II – facility arrangement fee (note 15(e))	376	-
Gold sales advance (note 14)	419	-
Other	3	-
Interest expense	27,129	30,668
Less: amounts capitalized to qualifying assets (note 11)	(2,515)	(30,604)
Total interest expense	24,614	64

(b) Interest income

	December 31	December 31
	2011	2010
	$’000	$’000
Short-term bank deposits	562	1,600
Loan due from related party (note 10)	1,000	227
Total interest income	1,562	1,827

(c) Net interest (expense) income

	December 31	December 31
	2011	2010
	$’000	$’000
Interest expense	(24,614)	(64)
Interest income	1,562	1,827
	(23,052)	1,763

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

21.	Loss on derivative instruments – net

	December 31	December 31
	2011	2010
	$’000	$’000
Fair value upon inception of ZCC – 1 (restructured) (note 16(b)(i))	35,911	3,606
Fair value upon inception of ZCC – 2 (note 16(b)(ii))	7,301	-
Fair value upon novation of ZCC – 1 (note 16(b)(i))	(18,295)	-
Marked-to-market adjustments ZCC – 1 (note 16(b)(i))	7,688	6,860
Marked-to-market adjustments ZCC – 2 (note 16(b)(ii))	(11,502)	-
Loss on settlement of senior secured notes (note 15(c))	8,817	-
Loss on delivery of hedged gold positions (note 16(b)(i))	193	-
Net realized gain on available-for-sale financial assets (note 8)	-	(489)
Net realized loss on held-for-trading financial assets at fair value through profit or loss (note 9)	-	67
Other	(17)	(86)
	30,096	9,958

22.	Taxation

(a) Income tax

	December 31	December 31
	2011	2010
	$’000	$’000
Income taxes (paid) recovered (note 23)	(3)	9
Deferred income tax asset recognized	49,678	-
Nevada net proceeds tax (note 23)	(2,105)	(1,216)
Deferred income tax recovery on expired warrants	7	169
	47,577	(1,038)

The income tax charged directly to contributed surplus in equity, during the year is as follows:

	December 31	December 31
	2011	2010
	$’000	$’000

Deferred income tax recovery on expired warrants	7	169

The income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to loss before income taxes. A reconciliation of the tax charged in the statement of income to the prevailing estimated Canadian federal and provincial tax, if the statutory tax rates were applied, is set out in the following table:

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

22.	Taxation (continued)

(a) Income tax (continued)

	December 31	December 31
	2011	2010
	$’000	$’000
Combined Canadian federal and provincial statutory rate	26.5%	28.5%

Income tax recovery at statutory rates	17,308	7,436
Difference in foreign tax rates	(8,637)	360
Tax losses for which no deferred income tax assets are recognized	(2,342)	(9,133)
Utilization of previously unrecognized tax losses	58,952	-
Other non-deductible items	(9,808)	1,890
Change in effective tax rate	(6,950)	(1,386)
Amounts reported through equity	7	169
Other	1,155	833
Deferred income tax recovery	49,685	169
Nevada net proceeds tax	(2,105)	(1,216)
Income taxes (paid) recovered	(3)	9
	47,577	(1,038)

(b) Deferred taxation

The analysis of net deferred tax assets is as follows:

	December 31	December 31
	2011	2010
	$’000	$’000
Deferred tax assets to be recovered after more than 12 months	27,510	-
Deferred tax assets to be recovered within 12 months	23,571	-
	51,081	-

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. At December 31, 2011 the Company recognized a net deferred tax asset of $51 million (US$50 million) in respect of its Nevada operations’ net operating loss carry-forwards and resource tax pools as it became evident that there is a high probability that these operations will timeously generate adequate taxable profits and that losses and resource pools will be utilized prior to their expiry.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

22.	Taxation (continued)

(b) Deferred taxation (continued)

The continuity of deferred income tax assets and liabilities recognized (2010: unrecognized) is as follows:

December 31, 2011
		Charged (credited)
	December 31	to statement of	Foreign	December 31
	2010	income	Exchange[1]	2011
	$’000	$’000	$’000	$’000

Tax losses	60,675	(12,848)	1,004	48,831
Provisions	1,607	330	46	1,983
Fair value losses	-	4,623	130	4,753
Other temporary differences	546	904	39	1,489
Benefit of tax attributes not recognized	(59,280)	58,952	328	-
Deferred tax assets	3,548	51,961	1,547	57,056

Mineral properties	(49)	(176)	(6)	(231)
Accelerated tax depreciation	(2,559)	(1,934)	(112)	(4,605)
Other temporary differences	(940)	(173)	(26)	(1,139)
Deferred tax liabilities	(3,548)	(2,283)	(144)	(5,975)

Net deferred tax asset	-	49,678	1,403	51,081

December 31, 2010
		Charged (credited)
	January 1	to statement of	Foreign	December 31
	2010	income	exchange[1]	2010
	$’000	$’000	$’000	$’000

Tax losses and resource pools	57,932	6,063	(3,320)	60,675
Provisions	-	1,665	(58)	1,607
Other temporary differences	378	188	(20)	546
Benefit of tax attributes not recognized	(57,539)	(5,003)	3,262	(59,280)
Deferred tax assets	771	2,913	(136)	3,548

Mineral properties	(52)	-	3	(49)
Accelerated tax depreciation	(713)	(1,952)	106	(2,559)
Other temporary differences	(6)	(961)	27	(940)
Deferred tax liabilities	(771)	(2,913)	136	(3,548)

Net deferred tax asset	-	-	-	-

1 Foreign exchange translation included in Foreign Currency Translation Reserve, a component of Other Comprehensive Income in equity.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

22.	Taxation (continued)

(b) Deferred taxation (continued)

At December 31, 2011, the Company’s unrecognized net deferred tax assets, per income tax jurisdiction, comprise the following:

	December 31	December 31
	2011	2010
	$’000	$’000
Canada
Losses	22,026	16,170
Other	1,585	(2,486)
South Africa
Losses	22,320	5,008
Unredeemed capital	27,657	36,071
Other	16,488	(8,688)
Tanzania
Losses	3,162	2,588
	93,238	48,663

At December 31, 2011, the Company had available losses for income tax purposes in Canada totaling approximately $88.1 million (2010: $64.7 million), expiring in various years from 2026 to 2031. The Company has available resource tax pools in Canada of approximately $4.4 million (2010: $4.4 million), which may be carried forward and utilized to reduce taxable income. Included in these resource tax pools is $3.1 million (2010: $3.1 million) which is successored, and consequently can only be utilized against taxable income from specific mineral properties. No deferred income tax assets were raised on the Canadian losses and resource pools as the Canadian companies reflect a history of losses at December 31, 2011.

At December 31, 2011, the Company had available losses for income tax purposes in South Africa totaling approximately $108 million (ZAR834 million) (2010: $18 million (ZAR120 million)) as well as available unredeemed capital of approximately $654 million (ZAR5,050 million) (2010: $594 million (ZAR3,932 million)), which may be carried forward and utilized to reduce future taxable income. The Burnstone Project is still in production build-up phase and therefore reflects a history of taxable losses and accordingly the Company did not recognize the South African net deferred income tax assets.

In addition to the unrecognized deferred income tax assets noted above, the Company also has unrecognized deferred income tax assets in Tanzania of $3.2 million (2010: $2.6 million) in respect of losses amounting to $10.5 million (2010: $8.6 million) on its exploration activities. These losses can be carried forward indefinitely and applied against future taxable income, but due to the uncertainty associated with greenfields exploration projects where no development decision has been made, the Company did not recognize the deferred income tax assets.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

23.	Additional cash flow information

	December 31	December 31
	2011	2010
	$’000	$’000

Income taxes (paid) recovered (note 22(a))	(3)	9
Nevada net proceeds tax paid (note 22(a))	(2,105)	(1,216)

Non-cash investing activities:
Shares issued for settlement of Rusaf contingent payment requirements	-	19,243
Accrued interest capitalized to property, plant and machinery (note 11)	2,515	30,604
Changes in reclamation estimate capitalized to property, plant and equipment	575	1,362
Changes in accounts payable and accrued liabilities included in property, plant and equipment	18,972	25,828
Changes in amounts receivable included in property, plant and equipment	-	1,093
Share based compensation capitalized (refer note 18(b))	96	1,475

Non-cash financing activities:
Fair value of stock options and warrants transferred from contributed surplus to share capital on options and warrants exercised	8,847	11,023
Shares issued for early settlement of senior secured notes (note 15(c))	-	3,910
Shares issued for settlement of 3,000 senior secured notes (note 15(c))	-	4,102

24.	Contractual commitment and contingencies

December 31, 2011
	Less than 1	Between 1	More than 5
	year	and 5 years	years	Total
	$’000	$’000	$’000	$’000
Operating lease obligation	203	-	-	203
Guarantee	2,178	-	-	2,178
Other	97	402	398	897
	2,478	402	398	3,278

December 31, 2010
	Less than 1	Between 1	More than 5
	year	and 5 years	years	Total
	$’000	$’000	$’000	$’000
Operating lease obligation	247	244	-	491
Guarantee	5,163	2,613	-	7,776
Other	192	393	389	974
	5,602	3,250	389	9,241

The Company is contractually committed to make the payments set out above in respect of an operating lease for rental of its corporate office.

Refer to note 10 and note 16(a) for details on the ZAR140 million ($17.6 million) guarantee provided by the Company to cover any shortfall in interest or principal repayments on the loan outstanding by Tranter to Investec.

Other obligations include nominal environmental obligations.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

25.	Segment reporting

The Company operates in reportable operating segments to deliver on its strategy to explore, develop and explode mineral properties. Management has determined the operating segments based on the reports reviewed by the Company's Chief Operating Decision Maker ("CODM") that are used to make strategic decisions. The Company's CODM is its Chief Executive Officer.

Segment statement of income – December 2011

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000
Revenue	135,199	35,125	-	-	170,324
Cost of operations
Production cost	(60,827)	(40,716)	-	-	(101,543)
Depletion charge	(5,063)	(490)	-	-	(5,553)
Depreciation charge	(3,933)	(8,746)	-	-	(12,679)
Expenses
Exploration expenses	(8,069)	(365)	(1,182)	-	(9,616)
Pre-development expenses	(17,703)	-	-	-	(17,703)
Corporate and administrative cost	(219)	(719)	(587)	(6,425)	(7,950)
Environmental impact study	(2,232)	-	-	-	(2,232)
Foreign exchange (loss) gain	-	(27)	10	2,096	2,079
Salaries and compensation
Salaries and wages	-	-	-	(8,701)	(8,701)
Share based compensation	-	-	-	(4,912)	(4,912)
Profit (loss) from operating activities	37,153	(15,938)	(1,759)	(17,942)	1,514
Interest expense	(3,005)	(899)	-	(20,710)	(24,614)
Interest income	-	1,392	-	170	1,562
Net interest (expense) income	(3,005)	493	-	(20,540)	(23,052)
Profit (loss) from operating
activities after net interest	34,148	(15,445)	(1,759)	(38,482)	(21,538)
Impairment of loan due from related party	-	(13,680)	-	-	(13,680)
(Loss) profit on derivative instruments – net	(13,209)	16	-	(16,903)	(30,096)
Profit (loss) before income taxes	20,939	(29,109)	(1,759)	(55,385)	(65,314)
Income tax recovery (expense)	47,573	-	(3)	7	47,577
Net profit (loss) for the year	68,512	(29,109)	(1,762)	(55,378)	(17,737)

1 Corporate entities

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

25.	Segment reporting (continued)

Segment statement of income – December 2010

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000
Revenue	99,706	-	-	-	99,706
Cost of operations
Production cost	(65,683)	-	-	-	(65,683)
Depletion charge	(6,673)	-	-	-	(6,673)
Depreciation charge	(3,427)	-	-	-	(3,427)
Expenses
Exploration expenses	(8,202)	(522)	(1,726)	-	(10,450)
Pre-development expenses	(13,397)	-	-	-	(13,397)
Corporate and administrative cost	(49)	-	(134)	(7,447)	(7,630)
Environmental impact study	(2,580)	-	-	-	(2,580)
Foreign exchange (loss) gain	-	-	(71)	4,712	4,641
Salaries and compensation
Salaries and wages	-	-	-	(7,528)	(7,528)
Share based compensation	-	-	-	(4,887)	(4,887)
Loss from operating activities	(305)	(522)	(1,931)	(15,150)	(17,908)
Interest expense	(64)	-	-	-	(64)
Interest income	-	-	-	1,827	1,827
Net interest (expense) income	(64)	-	-	1,827	1,763
Loss from operating activities after net interest	(369)	(522)	(1,931)	(13,323)	(16,145)
Loss on derivative instruments – net	-	-	-	(9,958)	(9,958)
Loss before income taxes	(369)	(522)	(1,931)	(23,281)	(26,103)
Income tax (expense) recovery	(1,216)	-	(4)	182	(1,038)
Net loss for the year	(1,585)	(522)	(1,935)	(23,099)	(27,141)

1 Corporate entities

Refined precious metals were sold to RK Mine Finance Trust I (“RK Mine”) under the terms of an off-take agreement.

In addition, unprocessed ore was sold under the terms of ore purchase agreements to Newmont Mining Corporation during 2010.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

25.	Segment reporting (continued)

Statement of financial position

December 31, 2011
	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000

Total assets	180,682	613,772	45,392	10,464	850,310

Total liabilities	100,198	174,941	19	103,584	378,742

December 31, 2010
	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000

Total assets	115,797	579,380	45,744	14,462	755,383

Total liabilities	56,713	137,451	55	95,447	289,666

January 1, 2010
	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000

Total assets	128,855	259,938	26,537	77,842	493,172

Total liabilities	58,234	17,300	97	88,281	163,912

1 Corporate entities

Additions to non-current assets

December 31, 2011
	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000

Non-current assets[2]	7,353	143,641	(117)	89	150,966

December 31, 2010
	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000

Non-current assets[2]	9,430	292,029	19,336	1,755	322,550

1 Corporate entities
2 Additions to non-current assets exclude other than financial instruments and deferred tax assets

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

26.	Capital disclosures

The Company’s objectives when managing capital are:

to safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders, and to provide an adequate return to shareholders.

The Company considers the items included in the consolidated statement of shareholder’s equity and borrowings as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through private placements and public offerings, enter into new debt arrangements, sell assets to reduce debt or return capital to shareholders.

Term loan I and Term loan II entered into (refer note 15(d) and 15(e)) dictates certain requirements in respect of capital management. These covenants are considered and impacts on the capital management strategies of the Company.

These covenants are standard to loan agreements of this nature and include:

Minimum tangible net worth values

Maximum debt to equity, debt service cover and loan life cover ratios

As at December 31, 2011, the Company complied with these requirements.

27.	Financial instruments

Fair Value Hierarchy

Financial instruments recognized at fair value on the consolidated statement of financial position must be classified in one of the following three fair value hierarchy values:

Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

Financial Assets

The following table sets out the movement of the Company’s financial asset investments, which are accounted for as “available-for-sale”, “at fair value through profit or loss”, “loans and receivables” or “other” as defined by IFRS 7, Financial Instruments. No items were classified as “held-to-maturity”.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

27.	Financial instruments (continued)

Financial Assets (continued)

The carrying amounts, fair values and levels per the fair value hierarchy of financial assets are as follows:

December 31, 2011
			Estimated fair	Carrying
		Fair value	value	value
	Designation	hierarchy level	$’000	$’000
Cash and cash equivalents	Loans & receivables	N/A	25,749	25,749
Trade and other receivables	Loans & receivables	N/A	14,060	14,060
Loan due from related party	Loans & receivables	N/A	3,784	3,784
Other assets	Loans & receivables	N/A	5,327	5,327
Total financial assets			48,920	48,920

December 31, 2010
			Estimated fair	Carrying
		Fair value	value	value
	Designation	hierarchy level	$’000	$’000
Cash and cash equivalents	Loans & receivables	N/A	12,855	12,855
Trade and other receivables	Loans & receivables	N/A	9,340	9,340
Loan due from related party	Loans & receivables	N/A	13,372	13,372
Other assets	Loans & receivables	N/A	4,719	4,719
Total financial assets			40,286	40,286

January 1, 2010
			Estimated fair	Carrying
		Fair value	value	value
	Designation	hierarchy level	$’000	$’000
Cash and cash equivalents	Loans & receivables	N/A	89,464	89,464
Trade and other receivables	Loans & receivables	N/A	5,053	5,053
Available-for-sale financial assets	Available-for-sale	1	4,961	4,961
Financial assets at fair value through profit or loss	At fair value through profit or loss	1	207	207
Restricted cash	Loans & receivables	N/A	2,439	2,439
Other assets	Loans & receivables	N/A	4,590	4,590
Total financial assets			106,714	106,714

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

27.	Financial instruments (continued)

Financial Assets (continued)

Movements in loans and receivables, available-for-sale and at fair value through profit or loss financial assets were as follows:

			At fair value
	Loans &	Available-	through profit
	receivables	for-sale	or loss	Total
	$’000	$’000	$’000	$’000
At January 1, 2010	101,546	4,961	207	106,714
Cash movements during the year	(63,802)	-	-	(63,802)
Disposal	-	(5,564)	(174)	(5,738)
Movements in fair value	2,542	603	(33)	3,112

Balance, December 31, 2010	40,286	-	-	40,286
Cash movements during the year	8,618	-	-	8,618
Movements in fair value	16	-	-	16
Balance, December 31, 2011	48,920	-	-	48,920

Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

December 31, 2011
		Estimated fair	Carrying
		value	value
	Designation	$’000	$’000
Trade and other payables[1]	Amortized cost	51,071	51,071
Other liabilities		34,247	34,247
Debt	Amortized cost	283,116	282,446
Total financial liabilities		368,434	367,764

December 31, 2010
		Estimated fair	Carrying
		value	value
	Designation	$’000	$’000
Trade and other payables[1]	Amortized cost	57,119	57,119
Other liabilities		12,697	12,697
Debt	Amortized cost	253,894	209,578
Total financial liabilities		323,710	279,394

January 1, 2010
		Estimated fair	Carrying
		value	value
	Designation	$’000	$’000
Trade and other payables[1]	Amortized cost	26,584	26,584
Debt	Amortized cost	131,496	130,716
Total financial liabilities		158,080	157,300

1 Non-financial liabilities are excluded from the trade and other payables balance, as this analysis is required only for financial instruments.

Other liabilities consist of the initial fair value of the guarantee in favour of Investec and the fair value of the ZCC hedge programs (refer note 16(a), 16(b) and 16(c)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

27.	Financial instruments (continued)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed, is provided for as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations and is primarily attributable to liquid financial assets.

The Company’s cash and cash equivalents and other assets, consisting of reclamation deposits, are held through large Canadian and South African financial institutions. Cash equivalents are composed of financial instruments issued by Canadian and South African Banks with high investment-grade ratings. The Company does not have financial assets that are invested in asset backed commercial paper.

Trade and other receivables consist mainly of trade receivables and HST/VAT. The Company’s HST/VAT receivables consist substantially of value added tax due from the Government of South Africa. Trade receivables consist of gold sales due under the off-take agreement with RK Mine, a reputable physical metal trading company. Gold receivables are settled within two days of transfer.

Refer to note 10 for a discussion on the Company’s credit risk exposure associated with the loan due from related party.

The status of the Company’s investments in financial assets is detailed in notes 5, 6, 8, 9, 12 and 13.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Liquidity Risk

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company takes cognizance of the start-up risks associated with new projects management and mitigate this risk by monitoring it’s spending plans, repayment obligations and cash resources and taking actions with the objective of ensuring that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.

Delivering on planned production from both the Nevada and South African operations remains essential to the Company’s ability to fund its operations and meet its debt repayment obligations in the near term.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

27.	Financial instruments (continued)

Financial Instrument Risk Exposure and Risk Management (continued)

Liquidity Risk (continued)

Contractually obligated cash flow requirements, including interest, as at December 31, 2011, are as follows:

				More than 5
	Total	Less than 1 year	1 – 5 years	years
	$’000	$’000	$’000	$’000
Trade and other payables[1]	51,071	51,071	-	-
Convertible debentures	156,438	10,120	146,318	-
Finance lease liability	3,061	2,980	81	-
Term loan I	151,834	6,313	145,521	-
Term loan II	61,296	19,114	42,182	-
Operating leases	203	203	-	-
Guarantee	2,178	2,178	-	-
Other	897	97	402	398
Total	426,978	92,076	334,504	398

1 Non-financial liabilities are excluded from the trade and other payables balance, as this analysis is required only for financial instruments.

The Company executed a $50 million public offering during March 2012 (refer note 28 (a)). Net proceeds from the Offering will be used towards working capital for the development and ramp up of the Burnstone Mine.

Market Risk

The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk, which are discussed further below. In addition, the Company is exposed to price increases in cost of labour, energy and equipment which might influence the ultimate capital investment in the development of the Company’s projects and operational costs.

Foreign Exchange Risk

The Company’s capital and other income is denominated in Canadian dollars, whilst revenue is denominated in US$. However, the Company’s operating expenses are primarily incurred in US$ and ZAR. The results of the Company’s operations are subject to currency transaction risk and currency translation risk.

The operating results and financial position of the Company are reported in Canadian dollars in the Company’s financial statements. The fluctuation of the US$ and ZAR in relation to the Canadian dollar will consequently have an impact on the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

27.	Financial instruments (continued)

Financial Instrument Risk Exposure and Risk Management (continued)

Foreign Exchange Risk (continued)

The exposure of the Company’s financial assets to currency risk is as follows:

December 31, 2011
	US$	ZAR	$	Total
	$’000	$’000	$’000	$’000
Cash and cash equivalents	10,515	15,086	148	25,749
Trade and other receivables	9,705	4,329	26	14,060
Loan due from related party	-	3,784	-	3,784
Other assets	3,359	1,968	-	5,327
Total financial assets	23,579	25,167	174	48,920

December 31, 2010
	US$	ZAR	$	Total
	$’000	$’000	$’000	$’000
Cash and cash equivalents	8,426	2,632	1,797	12,855
Trade and other receivables	3,886	5,398	56	9,340
Loan due from related party	-	13,372	-	13,372
Other assets	3,010	1,709	-	4,719
Total financial assets	15,322	23,111	1,853	40,286

January 1, 2010
	GBP	US$	ZAR	$	Total
	$’000	$’000	$’000	$’000	$’000
Cash and cash equivalents	-	3,345	20,146	65,973	89,464
Trade and other receivables	-	774	3,953	326	5,053
Available-for-sale financial assets	4,961	-	-	-	4,961
Financial assets at fair value through profit or loss	207	-	-	-	207
Restricted cash	-	-	2,439	-	2,439
Other assets	-	2,637	1,104	849	4,590
Total financial assets	5,168	6,756	27,642	67,148	106,714

The exposure of the Company’s financial liabilities to currency risk is as follows:

December 31, 2011
	US$	ZAR	$	Total
	$’000	$’000	$’000	$’000
Trade and other payables[1]	29,655	21,251	165	51,071
Other liabilities	32,082	2,165	-	34,247
Debt	183,934	-	98,512	282,446
Total financial liabilities	245,671	23,416	98,677	367,764

1Non-financial liabilities are excluded from the trade and other payables balance, as this analysis is required only for financial instruments.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

27.	Financial instruments (continued)

Financial Instrument Risk Exposure and Risk Management (continued)

Foreign Exchange Risk (continued)

December 31, 2010
	US$	ZAR	$	Total
	$’000	$’000	$’000	$’000
Trade and other payables[1]	12,918	43,644	557	57,119
Other liabilities	10,100	2,597	-	12,697
Debt	111,118	6,783	91,677	209,578
Total financial liabilities	134,136	53,024	92,234	279,394

January 1, 2010
	US$	ZAR	$	Total
	$’000	$’000	$’000	$’000
Trade and other payables[1]	10,893	15,343	348	26,584
Debt	44,412	-	86,304	130,716
Total financial liabilities	55,305	15,343	86,652	157,300

1 Non-financial liabilities are excluded from the trade and other payables balance, as this analysis is required only for financial instruments.

At December 31, 2011, the Company is exposed to currency risk through the following foreign currency denominated assets and liabilities:

	US$	ZAR	$	Total
	$’000	$’000	$’000	$’000
Financial assets	23,579	25,167	174	48,920
Financial liabilities	(245,671)	(23,416)	(98,677)	(367,764)
Net exposure	(222,092)	1,751	(98,503)	(318,844)

Based on the aforementioned net exposure as at December 31, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the $ against the respective currencies would result in a net variance on the statement of financial position as set out below.

	US$	ZAR
	$’000	$’000
Net exposure	22,209	175

The Company’s exposure to foreign exchange fluctuations charged to the statement of income is limited to the US$ denominated Term loan I. A 10% depreciation of appreciation of the $ against the US$ would result in a $12.6 million foreign exchange profit or loss to the statement of income, calculated on the outstanding balance as of December 31, 2011.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact marginally on the value of cash and equivalents and other assets.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

27.	Financial instruments (continued)

Financial Instrument Risk Exposure and Risk Management (continued)

Interest Rate Risk (continued)

The exposure of the Company’s financial assets to interest rate risk as at December 31, 2011 was limited to its investment in cash and cash equivalents of $25.7 million (2010: $12.9 million) as well as other assets which are invested at floating rates.

The exposure of the Company’s floating rate interest-bearing financial liabilities as at December 31, 2011 is as follows:

	Less than 1		More than 5
	year	2 – 5 years	years
	$’000	$’000	$’000
Term loan I	6,313	145,521	-
Term loan II	19,114	42,182	-
	25,427	187,703	-

Term loan I

The interest rate is linked to the US$ LIBOR at a premium of 4% above US$ LIBOR and is fixed on a quarterly basis. The floating rate on December 31, 2011 was 4.5437% (US$ LIBOR of 0.5435% plus 4% premium) (refer note 15(d)).

Term loan II

The interest rate is linked to the US$ LIBOR at a premium of 3.75% above US$ LIBOR and is fixed on a quarterly basis. The floating rate on December 31, 2011 was 4.0971% (US$ LIBOR of 0.3471% plus 3.75% premium) (refer note 15(e)).

The impact of a change in the variable portion (US$ LIBOR) of the floating rates is nominal.

The Company’s other borrowings have fixed interest rates and are therefore not exposed to fluctuation in interest rates (refer note 15(a) and 15(b)). The remainder of the Company’s financial liabilities is not exposed to interest rate risk as it is of a non-interest bearing nature.

Commodity Price Risk

The value of the Company’s mineral resource properties is related to the price of gold and silver and the outlook for these minerals. The Company does not follow a hedging strategy to manage its exposure to commodity prices and only enter into commodity hedge structures to the level required by certain financing transactions (refer note 16(b)).

The net value of these structures as recorded in the statement of financial position fluctuate in a response to movement in the underlying valuation drivers which include gold price (spot price as well as the forward curve), interest rates and time to delivery of the ounces in the structure. The movement in spot gold price is regarded the main valuation driver with an approximate $30 million fair value movement in the structure for each 10% movement in the gold price (using December 31, 2011 spot gold price and fair value as reference with all other valuation drivers remaining constant).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

27.	Financial instruments (continued)

Financial Instrument Risk Exposure and Risk Management (continued) Commodity Price Risk (continued)

Gold and silver prices historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, global economic stability and certain other factors.

28.	Subsequent events

Subsequent to December 31, 2011

(a) Public offering

The Company closed a $50 million public offering on March 30, 2012 with the proceeds from this transaction mainly being utilized for working capital requirements during the production build-up at the Burnstone Mine. The Company issued 66.7 million units on closing this transaction, for gross proceeds of $50 million.

A unit consists of one Great Basin common share and one half of a purchase warrant. The warrants are exercisable at $0.90 per warrant and will expire on March 30, 2014.

The 15% over-allotment option granted to the Underwriters remains open for a period of 30 days following the closing.

(b) Third party advances

Tranter has been notified by Investec that it is currently in breach of the requirements of its loan agreement due to an unfunded cash margin call as a consequence of the decline in the value of the Great Basin common shares serving as collateral for the loan. The Company advanced $0.6 million (ZAR5 million) since January 2012 under the Guarantee agreement to assist Tranter to meet the margin call requirements and approximately $1.6 million (ZAR12 million) remains available to meet the unfunded cash margin of approximately $6 million (ZAR45 million). The Company is seeking, through ongoing discussions with Investec and Tranter, to assist Tranter to remedy their breach position and meet their future loan obligations. Whilst the outcome of the discussions is uncertain, the Company does not expect the outcome of these discussions to affect its current compliance with the Mining Charter or near term cash flow.

(c) Gold Fields royalty arbitration

The Company has received notification from Gold Fields Limited ("Gold Fields") that it intends to seek rescission of a 2007 agreement under which Gold Fields cancelled a 2% net smelter royalty over a majority of Area 1 of the Burnstone Mine. Under that transaction, which was part of the Tranter transaction described in note 10, Gold Fields cancelled the royalty for consideration of $11 million (ZAR 80 million), that was paid by Great Basin in 2007.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

28.	Subsequent events (continued)

(c) Gold Fields royalty arbitration (continued)

On the condition that Gold Fields should receive certain Mining Charter score card credits from the South African government, Gold Fields donated the proceeds to Tranter which Tranter used to part fund the acquisition of the Great Basin shares. As Gold Fields has not received these credits, the Company and Gold Fields have been discussing a mutually acceptable settlement that will not impact on the transformation agenda of the South African Government.

On March 12, 2012, Gold Fields gave notice of arbitration to the Company in respect of this matter. Management does not expect this issue to have an impact on the Company's near term cash-flow, development or production targets.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

29.	Transition to IFRS

The effect of the Company’s transition to IFRS, described in note 2, is summarized below.

(a) Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

		December 31, 2010			January 1, 2010
		$'000	$'000	$'000	$'000	$'000	$'000
	Note	Cdn GAAP	Adj	IFRS Cdn	GAAP	Adj	IFRS
Assets
Current assets
Cash and cash equivalents		12,855	-	12,855	89,464	-	89,464
Amounts receivable		9,340	-	9,340	5,053	-	5,053
Inventory		11,560	-	11,560	26,312	-	26,312
Available-for-sale financial instruments		-	-	-	4,961	-	4,961
Held-for-trading financial instruments		-	-	-	207	-	207
Other assets		1,283	-	1,283	865	-	865
		35,038	-	35,038	126,862	-	126,862

Inventory		6,880	-	6,880	-	-	-
Loans due from related parties		13,372	-	13,372	-		-
Property, plant and equipment		512,384	-	512,384	191,474	-	191,474
Reclamation deposits		4,719	-	4,719	4,590	-	4,590
Restricted cash		-	-	-	2,439	-	2,439
Mineral property interests	29 (a)(i)	245,649	(62,659)	182,990	222,919	(55,112)	167,807
Total Assets		818,042	(62,659)	755,383	548,284	(55,112)	493,172

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		61,731	-	61,731	29,206	-	29,206
Current portion of long term borrowings		53,516	-	53,516	43,768	-	43,768
Current portion of other liabilities		278	-	278	-	-	-
		115,525	-	115,525	72,974	-	72,974

Long term borrowings		156,062	-	156,062	86,948	-	86,948
Future income taxes	29 (a)(i);(ii)	18,939	(18,939)	-	10,659	(10,659)	-
Other liabilities		12,419	-	12,419	-	-	-
Site reclamation obligations		5,660	-	5,660	3,990	-	3,990
Total liabilities		308,605	(18,939)	289,666	174,571	(10,659)	163,912

Shareholders' equity
Share capital		709,449	-	709,449	567,596	-	567,596
Warrants		6,108	-	6,108	13,104	-	13,104
Contributed surplus	29 (a)(ii)	86,540	(8,864)	77,676	83,267	(8,864)	74,403
Deficit	29 (a)(iv)	(294,625)	(59,286)	(353,911)	(265,713)	(61,057)	(326,770)
Accumulated other comprehensive income (loss)	29 (a)(iii)	1,965	24,430	26,395	(24,541)	25,468	927
		509,437	(43,720)	465,717	373,713	(44,453)	329,260

Total Liabilities and Shareholders' Equity		818,042	(62,659)	755,383	548,284	(55,112)	493,172

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

29.	Transition to IFRS (continued)

(a)	Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS (continued)

		Year ended December 31, 2010
		$ '000	$ '000	$ '000
	Note	Cdn GAAP	Adj	IFRS

Revenue		99,706		99,706
(Expenses) income
Production cost		(70,326)		(70,326)
Depletion charge	29 (a)(i)	(8,444)	1,771	(6,673)
Exploration expenses		(10,450)		(10,450)
Pre-development expenses		(13,397)		(13,397)
Corporate and administrative cost		(7,630)		(7,630)
Environmental impact study		(2,580)		(2,580)
Foreign exchange gain - net		4,641		4,641
Salaries and compensation
Salaries and wages		(7,528)		(7,528)
Stock-based compensation		(4,887)		(4,887)
Loss before the undernoted and income taxes		(20,895)	1,771	(19,124)
Interest expense		(64)		(64)
Interest income		1,827		1,827
Net realized gain on available-for-sale financial instruments		489		489
Net realized loss on held-for-trading financial instruments		(67)		(67)
Net unrealized gain (loss) on held-for-trading financial instruments		86		86
Net unrealized loss on held-for-trading financial instruments recognized		(3,606)		(3,606)
Net unrealized market-to-market adjustments on held-for-trading financial instruments		(6,860)		(6,860)
Loss before income taxes		(29,090)	1,771	(27,319)
Taxes recovered		9		9
Future income tax recovery		169		169
Loss for the year		(28,912)	1,771	(27,141)

Other comprehensive income (loss)
Unrealized gain on available-for-sale financial instruments		603		603
Realized gain on available-for-sale financial instruments upon transfer		(1,530)		(1,530)
Unrealized gain (loss) on foreign exchange translation of self-sustaining foreign operations	29 (a)(i)	27,433	(1,038)	26,395
Other comprehensive income (loss)		26,506	(1,038)	25,468

Total comprehensive loss for the year		(2,406)	733	(1,673)

Basic and diluted loss per share		(0.08)		(0.08)

Weighted average number of common shares outstanding (thousands)		358,711		358,711

(i) Mineral property interests

Under Canadian GAAP the fair value allocation on acquisition of mineral properties, treated as asset acquisitions, included a gross-up of deferred tax on the allocated fair value with the debit entry capitalized to the mineral property and the credit entry accounted for as a future income tax (deferred tax) liability. An IFRS adjusting entry in the amount of $65 million was processed on the January 1, 2010 balance sheet to eliminate the future income tax entry accounted for on acquisition of mineral properties.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

29.	Transition to IFRS (continued)

(a)	Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS (continued)

(i) Mineral property interests (continued)

The adjustment to the values of mineral properties also affected other comprehensive income as well as depletion charges recorded in 2009 and 2010 on the Hollister mineral property. The impact on other comprehensive income relates to the foreign exchange translation of these mineral properties. Adjusting entries were processed to mineral properties, accumulated other comprehensive income (refer (iii) below) and deficit (refer (iv) below).

(ii) Future income taxes (deferred taxes)

In addition to the adjustment to future income taxes as noted in (i) above an additional adjustment was processed to eliminate the future income tax liability recognized under Canadian GAAP on the temporary difference between the accounting and tax base of mineral properties. Under IFRS, deferred taxes should not be recognized for the acquisition of assets that do not constitute a business combination and had no income statement impact on initial recognition.

A third adjustment to future income taxes was processed to account for a deferred tax liability on the temporary difference between the convertible debt instrument’s tax and accounting bases. Under IFRS the debit entry is recognized with the equity component of this compounded financial instrument in contributed surplus.

(iii) Accumulated other comprehensive income

In accordance with IFRS transitional provisions, the Company has elected to reset the foreign cumulative translation adjustment (”CTA”), which includes gains and losses arising from the translation of foreign operations, at the date of transition to IFRS.

The following is a summary of transition adjustments to the Company’s accumulated other comprehensive loss from Canadian GAAP to IFRS:

	December 31	January 1
	2010	2010
	$ ‘000	$ ‘000
Accumulated other comprehensive income (loss) as reported under Canadian GAAP	1,965	(24,541)
IFRS adjustments decrease:
Deferred income tax on mineral properties (note 29(a)(i))	6,441	7,479
Cumulative translation adjustment (note 29(a)(iii))	17,989	17,989
Accumulated other comprehensive income as reported under IFRS	26,395	927

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

29.	Transition to IFRS (continued)

	(a)	Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS (continued)

(iv) Deficit

The following is a summary of transition adjustments to the Company’s deficit from Canadian GAAP to IFRS:

	December 31	January 1
	2010	2010
	$ ‘000	$ ‘000
Deficit as reported under Canadian GAAP	(294,625)	(265,713)
IFRS adjustments (increase) decrease:
Mineral properties (note 29(a)(i) and (ii))	(54,530)	(54,530)
2008 depletion (note 29(a)(i))	1,657	1,657
2009 depletion (note 29(a)(i))	941	941
2010 depletion (note 29(a)(i))	1,771	-
Convertible debt (note 29(a)(ii))	8,864	8,864
Cumulative translation adjustment (note 29(a)(iii))	(17,989)	(17,989)
Deficit as reported under IFRS	(353,911)	(326,770)

(b) Adjustments to the statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact of cash flows generated by the Company except that, under IFRS, cash flows relating to interest are classified in a consistent manner under operating, investing or financing activities each period. Under Canadian GAAP, cash flows relating to interest were classified under operating activities.

(c) Other transition elections and accounting policy choices

(i)	Property, Plant and Equipment

The Company has elected to continue valuing Property, Plant and Equipment on the cost model. Significant assets within the Company were all constructed or acquired within the last 3 years, with the result that the book value of the assets remains a fair reflection of market prices.

Assets under construction over the last 3 years included the refurbishment and optimization of the Esmeralda plant and construction of the Burnstone mine. Construction costs were grouped into significant components with the depreciation models set up to deprecate these components separately over their estimated useful life. No other significant assets exist within the Group.

(ii)	Exploration expenses

The Company has elected to continue with its policy to expense exploration expenses as permitted under IFRS 6 – Exploration for and Evaluation of Mineral Resources.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

29.	Transition to IFRS (continued)

(c) Other transition elections and accounting policy choices (continued)

(iii)	Functional currency

The functional currency of each subsidiary within the Group has been assessed in terms of IAS 21- The effects of changes in foreign exchange rates. No material differences were noted from this assessment compared to the assessment previously prepared under Canadian GAAP.

(iv)	Borrowing costs

Under Canadian GAAP, specific borrowing costs were allocated to the construction of any qualifying asset and were capitalized during the period of time that is required to complete and prepare the asset for its intended use. General borrowing costs eligible for capitalization were determined by applying a capitalization rate to the expenditure on qualifying assets. The conversion to IAS 23 – Borrowing costs, had no material impact on the Company’s capitalized borrowing costs.

(v)	Site reclamation obligations

Under IFRS, reclamation obligations are required to be re-measured in line with changes in discount rates, and timing or amount of costs to be incurred. The conversion to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, had no material impact on the Company’s reclamation obligations.

(d) Accounting policies

The transition to IFRS did not have a material impact on the Company’s accounting policies, except for the following policies which were impacted on change-over to IFRS:

(i) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each consolidated entity in the Company’s group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Burnstone property is the South African Rand (“ZAR”) and for the Hollister and Esmeralda properties it is the United States Dollar (“US$”). The Canadian Dollar (“$”) is the presentation currency for the Company.

The financial statements of entities that have a functional currency different from that of the Company (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate at the date of the statement of financial position, and income and expenses – at the average rate of the period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

29.	Transition to IFRS (continued)

(d) Accounting policies (continued)

(i) Foreign currency translation (continued)

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at exchange rates of monetary assets and liabilities denominated in currencies other than an entities’ functional currency are recognized in the statement of income.

(ii) Income taxes

Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. In this case, the tax is also recognized in other comprehensive loss or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting nor taxable income or loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different entities where there is an intention to settle the balances on a net basis. Interest received from and paid to the tax authorities are classified as interest income and expense.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

29.	Transition to IFRS (continued)

(e) Financial statement presentation changes

The transition to IFRS resulted in the following financial statement presentation changes:

(i)	Property, plant and equipment consist of property, plant and equipment and mineral properties, previously presented as a separate line item on the statement of financial position.

(ii)	Other assets consist of reclamation deposits, previously presented as a separate line item on the statement of financial position.